Exhibit 99.1

ALIBABA GROUP HOLDING LIMITED

INDEX TO FINANCIAL STATEMENTS

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alibaba Group Holding Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Alibaba Group Holding Limited and its subsidiaries (collectively, the "Company") at March 31, 2016 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting (not presented herein) appearing under Item 15 of the Company's Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2016 and 2017). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Hong Kong, June 15, 2017, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the change in the presentation of deferred income taxes as discussed in Note 2 (ai), Note 3 and Note 7, as to which the date is November 24, 2017

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED INCOME STATEMENTS

		Year ended March 31,
		2015	2016	2017
		RMB	RMB	RMB	US$
					(Note 2(a))
		(in millions, except per share data)
	Notes
Revenue	5, 22	76,204	101,143	158,273	22,994
Cost of revenue	22	(23,834)	(34,355)	(59,483)	(8,642)
Product development expenses	22	(10,658)	(13,788)	(17,060)	(2,479)
Sales and marketing expenses	22	(8,513)	(11,307)	(16,314)	(2,370)
General and administrative expenses	22	(7,800)	(9,205)	(12,239)	(1,778)
Amortization of intangible assets	15	(2,089)	(2,931)	(5,122)	(744)
Impairment of goodwill	16	(175)	(455)	—	—

Income from operations		23,135	29,102	48,055	6,981
Interest and investment income, net		9,455	52,254	8,559	1,244
Interest expense		(2,750)	(1,946)	(2,671)	(388)
Other income, net	6, 22	2,486	2,058	6,086	884

Income before income tax and share of results of equity investees		32,326	81,468	60,029	8,721
Income tax expenses	7	(6,416)	(8,449)	(13,776)	(2,002)
Share of results of equity investees	13	(1,590)	(1,730)	(5,027)	(730)

Net income		24,320	71,289	41,226	5,989
Net (income) loss attributable to noncontrolling interests		(59)	171	2,449	356

Net income attributable to Alibaba Group Holding Limited		24,261	71,460	43,675	6,345
Accretion of Convertible Preference Shares	21	(15)	—	—	—
Dividends accrued on Convertible Preference Shares	21	(97)	—	—	—

Net income attributable to ordinary shareholders		24,149	71,460	43,675	6,345

Earnings per share/ADS attributable to ordinary shareholders	9
Basic		10.33	29.07	17.52	2.55
Diluted		9.70	27.89	16.97	2.47
Weighted average number of shares/ADSs used in computing earnings per share/ADS (million shares)	9
Basic		2,337	2,458	2,493
Diluted		2,500	2,562	2,573

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended March 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Net income	24,320	71,289	41,226	5,989

Other comprehensive income:
- Foreign currency translation:
Change in unrealized gains (losses)	52	312	(2,191)	(318)
Less: reclassification adjustment for losses recorded in net income	—	21	44	6

Net change	52	333	(2,147)	(312)

- Available-for-sale securities:
Change in unrealized gains	3,089	2,278	8,911	1,295
Less: reclassification adjustment for gains recorded in net income	—	(422)	(5,764)	(838)
Less: tax effect	—	(488)	(1,042)	(151)

Net change	3,089	1,368	2,105	306

- Share of other comprehensive income of equity method investees
Change in unrealized gains	13	65	780	113

- Interest rate swaps under hedge accounting:
Change in unrealized (losses) gains	(36)	—	433	63

- Forward exchange contracts under hedge accounting:
Change in unrealized (losses) gains	—	(168)	169	25

Other comprehensive income	3,118	1,598	1,340	195

Total comprehensive income	27,438	72,887	42,566	6,184
Less: total comprehensive (income) loss attributable to noncontrolling interests	(56)	102	389	57

Total comprehensive income attributable to Alibaba Group Holding Limited	27,382	72,989	42,955	6,241

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS

		As of March 31,
		2016	2017
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Assets
Current assets:
Cash and cash equivalents	2(p)	106,818	143,736	20,882
Short-term investments	2(q)	4,700	3,011	437
Restricted cash and escrow receivables	10	1,346	2,655	386
Investment securities	11	4,178	4,054	589
Prepayments, receivables and other assets	12	16,542	28,408	4,127

Total current assets		133,584	181,864	26,421
Investment securities	11	29,392	31,452	4,569
Prepayments, receivables and other assets	12	6,288	8,703	1,264
Investment in equity investees	13	91,461	120,368	17,487
Property and equipment, net	14	13,629	20,206	2,936
Land use rights, net	2(v)	2,876	4,691	682
Intangible assets, net	15	5,370	14,108	2,050
Goodwill	16	81,645	125,420	18,221

Total assets		364,245	506,812	73,630

Liabilities, mezzanine equity and shareholders' equity
Current liabilities:
Current bank borrowings	19	4,304	5,948	864
Current unsecured senior notes	20	—	8,949	1,300
Income tax payable		2,790	6,125	890
Escrow money payable	10	—	2,322	337
Accrued expenses, accounts payable and other liabilities	18	27,325	46,979	6,825
Merchant deposits	2(ac)	7,314	8,189	1,190
Deferred revenue and customer advances	17	10,297	15,052	2,187

Total current liabilities		52,030	93,564	13,593
Deferred revenue	17	418	641	93
Deferred tax liabilities	7	6,480	10,361	1,505
Non-current bank borrowings	19	1,871	30,959	4,498
Non-current unsecured senior notes	20	51,391	45,876	6,665
Other liabilities	18	2,166	1,290	188

Total liabilities		114,356	182,691	26,542

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS (CONTINUED)

		As of March 31,
		2016	2017
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Commitments and contingencies	24, 25	—	—	—
Mezzanine equity		350	2,992	434
Alibaba Group Holding Limited shareholders' equity:
Ordinary shares, US$0.000025 par value; 4,000,000,000 shares authorized as of March 31, 2016 and 2017; 2,473,927,859 and 2,529,364,189 shares issued and outstanding as of March 31, 2016 and 2017, respectively		1	1	—
Additional paid-in capital		132,206	164,585	23,911
Treasury shares, at cost	2(af)	—	(2,823)	(410)
Restructuring reserve	4(b)	(888)	(624)	(91)
Subscription receivables	2(ag)	(172)	(63)	(9)
Statutory reserves	2(ah)	3,244	4,080	593
Accumulated other comprehensive income
Cumulative translation adjustments		(1,050)	(3,618)	(526)
Unrealized gains on available-for-sale securities, interest rate swaps and others		4,894	8,703	1,264
Retained earnings		78,752	108,558	15,772

Total Alibaba Group Holding Limited shareholders' equity		216,987	278,799	40,504
Noncontrolling interests		32,552	42,330	6,150

Total equity		249,539	321,129	46,654

Total liabilities, mezzanine equity and equity		364,245	506,812	73,630

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

								Accumulated other comprehensive income (loss)
									Unrealized gains (losses) on available-for- sale securities, interest rate swaps and others
											Total Alibaba Group Holding Limited shareholders' equity
	Ordinary shares
			Additional paid-in capital	Treasury shares	Restructuring reserve (Note 4(b))	Subscription receivables	Statutory reserves	Cumulative translation adjustments		Retained earnings		Noncontrolling interests	Total equity
	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2014	2,226,810,660	1	27,043	—	—	(540)	2,474	(1,144)	321	1,183	29,338	1,079	30,417
Foreign currency translation adjustment	—	—	—	—	—	—	—	49	10	—	59	(7)	52
Net change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	—	3,089	—	3,089	—	3,089
Change in fair value of interest rate swaps under hedge accounting	—	—	—	—	—	—	—	—	(36)	—	(36)	—	(36)
Share of other comprehensive income of equity method investees	—	—	—	—	—	—	—	—	13	—	13	—	13
Net income for the year	—	—	—	—	—	—	—	—	—	24,261	24,261	63	24,324
Liquidation and deconsolidation of subsidiaries	—	—	—	—	—	—	(26)	—	—	26	—	(378)	(378)
Acquisition of subsidiaries	8,876,755	—	3,782	—	—	—	—	—	—	—	3,782	10,897	14,679
Exercise of share options and vesting of early exercised options and RSUs, including repayment of related employee loans	20,240,334	—	516	—	—	160	—	—	—	—	676	—	676
Repurchase and retirement of ordinary shares	(892,859)	—	(13)	—	—	6	—	—	—	(249)	(256)	—	(256)
Deemed disposals of partial interest in subsidiaries arising from exercise or vesting of share-based awards	—	—	(7)	—	—	—	—	—	—	—	(7)	17	10
Repurchase from, net of subscription, by noncontrolling interest for Partner Capital Investment Plan (Note 8(c))	—	—	—	—	—	(37)	—	—	—	—	(37)	(86)	(123)
Redemption of treasury shares granted for Senior Management Share Incentive Scheme	—	—	15	—	—	—	—	—	—	—	15	(15)	—
Capital injection from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	174	174
Amortization of compensation cost	—	—	12,659	—	—	—	—	—	—	—	12,659	291	12,950
Issuance of ordinary shares – initial public offering	149,220,834	—	61,536	—	—	—	—	—	—	—	61,536	—	61,536
Excess value receivable arising from the restructuring of the commercial arrangements with Ant Financial Services and related amortization (Note 4(b))	—	—	1,318	—	(1,152)	—	—	—	—	—	166	—	166
Conversion of convertible preferred shares	91,243,312	—	10,293	—	—	—	—	—	—	—	10,293	—	10,293
Accretion to convertible preferred shareholders	—	—	—	—	—	—	—	—	—	(15)	(15)	—	(15)
Dividend to convertible preferred shareholders	—	—	—	—	—	—	—	—	—	(97)	(97)	—	(97)
Dividend declared by a consolidated subsidiary to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(61)	(61)
Appropriation to statutory reserves	—	—	—	—	—	—	267	—	—	(267)	—	—	—

Balance as of March 31, 2015	2,495,499,036	1	117,142	—	(1,152)	(411)	2,715	(1,095)	3,397	24,842	145,439	11,974	157,413

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

								Accumulated other comprehensive income (loss)
									Unrealized gains (losses) on available-for-sale securities, interest rate swaps and others
											Total Alibaba Group Holding Limited shareholders' equity
	Ordinary shares
			Additional paid-in capital	Treasury shares	Restructuring reserve (Note 4(b))	Subscription receivables	Statutory reserves	Cumulative translation adjustments		Retained earnings		Noncontrolling interests	Total equity
	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2015	2,495,499,036	1	117,142	—	(1,152)	(411)	2,715	(1,095)	3,397	24,842	145,439	11,974	157,413
Foreign currency translation adjustment	—	—	—	—	—	(16)	—	24	232	—	240	56	296
Net change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	—	1,368	—	1,368	—	1,368
Change in fair value of forward exchange contracts under hedge accounting	—	—	—	—	—	—	—	—	(168)	—	(168)	—	(168)
Share of other comprehensive income of equity method investees	—	—	—	—	—	—	—	—	65	—	65	—	65
Net income for the year	—	—	—	—	—	—	—	—	—	71,460	71,460	(158)	71,302
Deconsolidation of subsidiaries	—	—	—	—	—	—	—	21	—	—	21	(10,849)	(10,828)
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	31,409	31,409
Exercise of share options and vesting of early exercised options and RSUs, including repayment of related employee loans	25,016,386	—	519	—	—	255	—	—	—	—	774	—	774
Repurchase and retirement of ordinary shares	(46,587,563)	—	(2,774)	—	—	—	—	—	—	(17,021)	(19,795)	—	(19,795)
Acquisition of additional shares of a consolidated subsidiary	—	—	(30)	—	—	—	—	—	—	—	(30)	—	(30)
Redemption of treasury shares granted for Senior Management Share Incentive Scheme	—	—	13	—	—	—	—	—	—	—	13	(13)	—
Capital injection from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	56	56
Amortization of compensation cost	—	—	16,434	—	—	—	—	—	—	—	16,434	80	16,514
Tax benefits from share-based awards	—	—	725	—	—	—	—	—	—	—	725	—	725
Amortization of excess value receivable arising from the restructuring of the commercial arrangements with Ant Financial Services (Note 4(b)) and others	—	—	177	—	264	—	—	—	—	—	441	—	441
Dividend declared by a consolidated subsidiary to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(3)	(3)
Appropriation to statutory reserves	—	—	—	—	—	—	529	—	—	(529)	—	—	—

Balance as of March 31, 2016	2,473,927,859	1	132,206	—	(888)	(172)	3,244	(1,050)	4,894	78,752	216,987	32,552	249,539

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

								Accumulated other comprehensive income (loss)
									Unrealized gains (losses) on available-for-sale securities, interest rate swaps and others
											Total Alibaba Group Holding Limited shareholders' equity
	Ordinary shares
			Additional paid-in capital	Treasury shares	Restructuring reserve (Note 4(b))	Subscription receivables	Statutory reserves	Cumulative translation adjustments		Retained earnings		Noncontrolling interests	Total equity
	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2016	2,473,927,859	1	132,206	—	(888)	(172)	3,244	(1,050)	4,894	78,752	216,987	32,552	249,539
Foreign currency translation adjustment	—	—	—	—	—	(17)	—	(2,612)	322	—	(2,307)	99	(2,208)
Net change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	—	2,105	—	2,105	—	2,105
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	1,419	—	—	—	—	—	780	—	2,199	—	2,199
Change in fair value of forward exchange contracts under hedge accounting	—	—	—	—	—	—	—	—	169	—	169	—	169
Change in fair value of interest rate swaps under hedge accounting	—	—	—	—	—	—	—	—	433	—	433	—	433
Net income for the year	—	—	—	—	—	—	—	—	—	43,675	43,675	(488)	43,187
Deconsolidation of subsidiaries	—	—	—	—	—	—	—	44	—	—	44	—	44
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	9,209	9,209
Exercise of share options and vesting of early exercised options and RSUs, including repayment of related employee loans	56,165,655	—	575	—	—	126	—	—	—	—	701	—	701
Repurchase and retirement of ordinary shares	(27,054,014)	—	(149)	—	—	—	—	—	—	(13,033)	(13,182)	—	(13,182)
Acquisition of additional shares of consolidated subsidiaries	—	—	110	—	—	—	—	—	—	—	110	(450)	(340)
Deemed disposals of partial interest in subsidiaries arising from exercise or vesting of share-based awards	—	—	100	—	—	—	—	—	—	—	100	(58)	42
Redemption of treasury shares granted for Senior Management Share Incentive Scheme	—	—	13	—	—	—	—	—	—	—	13	(13)	—
Capital injection from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	1,079	1,079
Amortization of compensation cost	—	—	15,610	—	—	—	—	—	—	—	15,610	487	16,097
Tax benefits from share-based awards	—	—	689	—	—	—	—	—	—	—	689	—	689
Issuance of ordinary shares (Note 4(w))	26,324,689	—	14,012	(2,823)	—	—	—	—	—	—	11,189	—	11,189
Amortization of excess value receivable arising from the restructuring of the commercial arrangements with Ant Financial Services (Note 4(b)) and others	—	—	—	—	264	—	—	—	—	—	264	—	264
Exercise of right of subscription by noncontrolling interest for Partner Capital Investment Plan (Note 8(c))	—	—	—	—	—	—	—	—	—	—	—	100	100
Dividend declared by consolidated subsidiaries to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(187)	(187)
Appropriation to statutory reserves	—	—	—	—	—	—	836	—	—	(836)	—	—	—

Balance as of March 31, 2017	2,529,364,189	1	164,585	(2,823)	(624)	(63)	4,080	(3,618)	8,703	108,558	278,799	42,330	321,129

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Cash flows from operating activities:
Net income	24,320	71,289	41,226	5,989
Adjustments to reconcile net income to net cash provided by operating activities:
Revaluation of previously held equity interest	(6,535)	(18,603)	(770)	(112)
Gain on disposals of equity investees	(128)	(3,089)	(536)	(78)
Realized and unrealized gain related to investment securities	(178)	(906)	(5,488)	(797)
Change in fair value of other assets and liabilities	102	84	(759)	(110)
(Gain) Loss on disposals of subsidiaries	(307)	(26,913)	35	5
Depreciation and amortization of property and equipment and land use rights	2,326	3,770	5,284	768
Amortization of intangible assets and licensed copyrights of video content	2,173	3,278	9,008	1,309
Tax benefits from share-based awards	—	(1,120)	(1,369)	(199)
Share-based compensation expense	13,028	16,082	15,995	2,324
Impairment of cost method equity investees and investment securities	419	1,864	2,298	334
Impairment of goodwill and licensed copyrights of video content	175	455	857	124
(Gain) Loss on disposals of property and equipment	(13)	(11)	34	5
Amortization of restructuring reserve (Note 4(b))	166	264	264	38
Share of results of equity investees	1,590	1,730	5,027	730
Deferred income taxes	1,659	1,226	281	41
Allowance for doubtful accounts	861	483	1,680	244
Changes in assets and liabilities, net of effects of acquisitions and disposals:
Escrow receivables	(851)	—	(2,528)	(367)
Prepayments, receivables and other assets	(14,138)	(4,504)	(8,237)	(1,197)
Income tax payable	1,410	1,237	4,698	683
Escrow money payable	837	—	2,528	367
Accrued expenses, accounts payable and other liabilities	10,494	7,757	5,312	772
Merchant deposits	2,490	113	875	127
Deferred revenue and customer advances	1,317	2,350	4,611	670

Net cash provided by operating activities	41,217	56,836	80,326	11,670

Cash flows from investing activities:
(Increase) Decrease in short-term investments, net	(1,113)	4,619	5,761	836
Decrease in restricted cash	1,139	746	452	66
(Increase) Decrease in trading securities, net	(16)	9	1,229	179
Payments for settlement of forward contracts	—	—	(256)	(37)
Acquisitions of available-for-sale and held-to-maturity securities	(11,801)	(15,363)	(4,669)	(679)
Disposals of available-for-sale and held-to-maturity securities	939	2,177	4,354	633
Acquisitions of equity investees	(23,430)	(37,625)	(39,429)	(5,728)
Disposals of equity investees	99	10,021	4,941	718
Acquisitions of:
Land use rights and construction in progress	(2,935)	(5,407)	(5,326)	(774)
Other property and equipment, intangible assets and licensed copyrights of video content	(4,770)	(5,438)	(12,220)	(1,775)
Cash paid for business combinations, net of cash acquired	(10,255)	(1,495)	(33,454)	(4,860)
Deconsolidation and disposal of subsidiaries, net of cash proceeds (Notes 4(b) and (j))	(1,271)	4,890	250	36
Loans to employees, net of repayments	(40)	35	3	—

Net cash used in investing activities	(53,454)	(42,831)	(78,364)	(11,385)

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year ended March 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Cash flows from financing activities:
Issuance of ordinary shares, including repayment of loan and interest receivable on employee loans for the exercise of ordinary shares	61,831	693	14,607	2,122
Repurchase of ordinary shares	(270)	(19,795)	(13,182)	(1,915)
(Repurchase) Subscription of rights for Partner Capital Investment Plan (Note 8(c))	(123)	—	87	13
Payment of dividend on Convertible Preference Shares (Note 21)	(104)	—	—	—
Dividend paid by a consolidated subsidiary to noncontrolling interests	(61)	(3)	(163)	(24)
Capital injection from noncontrolling interest	174	56	1,501	218
Proceeds from deemed disposals of partial interest in subsidiaries, net of related costs	6	—	42	6
Tax benefits from share-based awards	—	725	689	100
Proceeds from secured borrowings relating to micro loans	88,422	—	—	—
Repayment of secured borrowings relating to micro loans	(82,269)	—	—	—
Proceeds from current bank borrowings	25,804	28,208	68,296	9,922
Repayment of current bank borrowings	(24,734)	(26,349)	(67,169)	(9,758)
Proceeds from non-current bank borrowings	19,602	765	28,381	4,123
Repayment of non-current bank borrowings	(49,538)	(146)	(175)	(25)
Proceeds from unsecured senior notes	48,757	—	—	—

Net cash provided by (used in) financing activities	87,497	(15,846)	32,914	4,782

Effect of exchange rate changes on cash and cash equivalents	(112)	466	2,042	296

Increase (Decrease) in cash and cash equivalents	75,148	(1,375)	36,918	5,363
Cash and cash equivalents at beginning of year	33,045	108,193	106,818	15,519

Cash and cash equivalents at end of year	108,193	106,818	143,736	20,882

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Supplemental disclosures of cash flow information:

Payment of income taxes

       Income tax paid was RMB3,458 million, RMB6,465 million and RMB9,652 million, for the years ended March 31, 2015, 2016 and 2017, respectively.

Payment of interest

       Interest paid was RMB956 million, RMB1,560 million and RMB2,465 million for the years ended March 31, 2015, 2016 and 2017, respectively.

Business combinations

	Year ended March 31,
	2015	2016	2017
	(in millions of RMB)
Cash paid for business combinations	(16,291)	(3,055)	(41,836)
Cash acquired in business combinations	6,036	1,560	8,382

	(10,255)	(1,495)	(33,454)

Restructuring of equity investments

       During the year ended March 31, 2016, RMB6,202 million included in both acquisitions and disposals of equity investees under investing activities were related to the restructuring of certain equity investments, including Cainiao Network (Note 4(x)) and others, to establish new holding companies. The Company withdrew the investments in such underlying equity investees and the proceeds from the withdrawals were reinvested in full in their new holding companies established.

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

1.     Organization and principal activities

  Alibaba Group Holding Limited (the "Company," and where appropriate, the term "Company" also refers to its subsidiaries and consolidated variable interest entities ("VIEs") as a whole), was incorporated in the Cayman Islands on June 28, 1999. The Company is a holding company and conducts its businesses primarily through its subsidiaries and consolidated VIEs. The Company provides the fundamental technology infrastructure and marketing reach to help merchants, brands and other businesses to leverage the power of the Internet to engage with their users and customers in the People's Republic of China (the "PRC" or "China") and internationally. Major shareholders of the Company include SoftBank Group Corp. (formerly known as SoftBank Corp.) ("SoftBank") and Yahoo! Inc. ("Yahoo").

  The Company has four operating and reportable segments, namely core commerce, cloud computing, digital media and entertainment, and innovation initiatives and others. The Company's core commerce segment is comprised of platforms operating in retail and wholesale commerce in China and internationally. Retail commerce in China operated by the Company primarily includes (i) the China mobile commerce destination ("Taobao Marketplace") and (ii) the China third-party platform for brands and retailers ("Tmall") (including Juhuasuan and Tmall Global). Wholesale commerce in China operated by the Company includes the China domestic wholesale marketplace ("1688.com"). International retail commerce operated by the Company includes (i) the global marketplace targeting consumers from around the world to buy directly from manufacturers and distributors in China ("AliExpress") and (ii) the e-commerce platforms in Southeast Asia ("Lazada") (Note 4(g)). International wholesale commerce operated by the Company includes the wholesale marketplace for global trade ("Alibaba.com").

  The Company's cloud computing segment is comprised of Alibaba Cloud Computing, a provider of public cloud services which offers a complete suite of cloud services, including elastic computing, database, storage and content delivery network, large scale computing, security, management and application services, big data analytics and a machine learning platform for customers in different sizes across various industries.

  The Company's digital media and entertainment segment operates businesses through the Company's media properties, primarily including Youku Tudou (Note 4(f)) and UCWeb (Note 4(k)).

  The Company's innovation initiatives and others segment includes businesses such as the YunOS operating system, AutoNavi (Note 4(i)), DingTalk enterprise messaging and others.

  The Company also participates in the logistics and local services sectors through investments in Cainiao Network (Note 4(x)) and Koubei (Note 4(ac)), respectively. In addition, the Company has a profit sharing interest in Ant Financial Services (Note 4(b)), the financial services group that operates Alipay.com Co., Ltd. ("Alipay"), a third-party online payment platform in China. The Company makes available online payment processing services ("Payment Services") on its marketplaces through an arrangement with Alipay.

2.     Summary of significant accounting policies

(a)   Basis of presentation

  The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

  Translations of balances in the consolidated balance sheet, consolidated income statement, consolidated statement of comprehensive income and consolidated statement of cash flows from Renminbi ("RMB") into the United States Dollar ("US$") as of and for the year ended March 31, 2017 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8832, representing the exchange rate set

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(a)   Basis of presentation (Continued)

  forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2017, or at any other rate.

(b)   Use of estimates

  The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

(c)   Consolidation

  The consolidated financial statements include the financial statements of the Company, its subsidiaries, including the wholly-foreign owned enterprises ("WFOEs"), and VIEs for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and consolidated VIEs have been eliminated upon consolidation. The results of subsidiaries and consolidated VIEs acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

  A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. A VIE is required to be consolidated by the primary beneficiary of the entity if the equity holders in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

  To comply with the PRC legal restrictions on foreign ownership of companies that operate Internet content and other restricted businesses, the Company operates its websites and engages in such restricted services in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members or founders of the Company. The registered capital of these PRC domestic companies was funded by the Company through loans extended to certain management members or founders of the Company. The Company has entered into certain exclusive technical services agreements with these PRC domestic companies, which entitle it to receive a majority of their residual returns and make it obligatory for the Company to absorb a majority of the risk of losses from their activities. In addition, the Company has entered into certain agreements with those management members or founders, including loan agreements that require them to contribute registered capital to those PRC domestic companies, exclusive call option agreements to acquire the equity interests in these companies when permitted by the PRC laws, rules and regulations, equity pledge agreements of the equity interests held by those management members or founders, and proxy agreements

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

  that irrevocably authorize individuals designated by the Company to exercise the equity owner's rights over these PRC domestic companies.

  Details of the typical VIE structure of the Company's significant consolidated VIEs, primarily domestic companies associated with the operations such as Taobao Marketplace, Tmall (including Juhuasuan and Tmall Global), 1688.com, AliExpress, Alibaba.com and Alibaba Cloud Computing, are set forth below:

  (i)
  Contracts that give the Company effective control of VIEs

    Loan agreements

    Pursuant to the relevant loan agreements, the respective WFOEs have granted interest-free loans to the relevant VIE equity holders, which may only be used for the purpose of capital contributions to the relevant VIEs or as may be otherwise agreed by the WFOEs. The WFOEs may require acceleration of repayment at their absolute discretion. When the VIE equity holders make early repayment of the outstanding amount, the WFOEs or a third party designated by the WFOEs may purchase the equity interests in the VIEs at a price equal to the outstanding amount of the loan, subject to any applicable PRC laws, rules and regulations. The VIE equity holders undertake not to enter into any prohibited transactions in relation to the VIEs, including the transfer of any business, material assets, intellectual property rights or equity interests in the VIEs to any third party.

    Exclusive call option agreements

    The VIE equity holders have granted the WFOEs exclusive call options to purchase their equity interest in the VIEs at an exercise price equal to the higher of (i) the registered capital in the VIEs; and (ii) the minimum price as permitted by applicable PRC laws. Each relevant VIE has further granted the relevant WFOE an exclusive call option to purchase its assets at an exercise price equal to the book value of the assets or the minimum price as permitted by applicable PRC laws, whichever is higher. The WFOEs may nominate another entity or individual to purchase the equity interest or assets, if applicable, under the call options. Each call option is exercisable subject to the condition that applicable PRC laws, rules and regulations do not prohibit completion of the transfer of the equity interest or assets pursuant to the call option. Each WFOE is entitled to all dividends and other distributions declared by the VIE, and the VIE equity holders have agreed to give up their rights to receive any distributions or proceeds from the disposal of their equity interests in the VIE which are in excess of the original registered capital that they contributed to the VIE, and to pay any such distributions or premium to the WFOE. The exclusive call option agreements remain in effect until the equity interest or assets that are the subject of such agreements are transferred to the WFOEs.

    Proxy agreements

    Pursuant to the relevant proxy agreements, each of the VIE equity holders irrevocably authorizes any person designated by the WFOEs to exercise his rights as an equity holder of the VIEs, including the right to attend and vote at equity holders' meetings and appoint directors.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

    Equity pledge agreements

    Pursuant to the relevant equity pledge agreements, the relevant VIE equity holders have pledged all of their interests in the equity of the VIEs as a continuing first priority security interest in favor of the corresponding WFOEs to secure the outstanding amounts advanced under the relevant loan agreements described above and to secure the performance of obligations by the VIEs and/or the equity holders under the other structure contracts. Each WFOE is entitled to exercise its right to dispose of the VIE equity holders' pledged interests in the equity of the VIE and has priority in receiving payment by the application of proceeds from the auction or sale of such pledged interests, in the event of any breach or default under the loan agreement or other structure contracts, if applicable. These equity pledge agreements remain in force for the duration of the relevant loan agreement and other structure contracts. These equity pledges have been registered with the relevant office of the Administrations for Industry and Commerce in the PRC.

  (ii)
  Contracts that enable the Company to receive substantially all of the economic benefits from the VIEs

    Exclusive technical services agreements

    Each relevant VIE has entered into an exclusive technical services agreement with the respective WFOE, pursuant to which the relevant WFOE provides exclusive technical services to the VIE. In exchange, the VIE pays a service fee to the WFOE which typically amount to what would be substantially all of the VIE's pre-tax profit, resulting in a transfer of substantially all of the profits from the VIE to the WFOE.

    Other arrangements

    The exclusive call option agreements described above also enable the Company to receive substantially all of the economic benefits from the VIEs by typically entitling the WFOEs to all dividends and other distributions declared by the VIEs and to any distributions or proceeds from the disposal by the VIE equity holders of their equity interests in the VIEs that are in excess of the original registered capital that they contributed to the VIEs.

  Based on these contractual agreements, the Company believes that the PRC domestic companies as described above should be considered as VIEs because the equity holders do not have significant equity at risk nor do they have the characteristics of a controlling financial interest. Given that the Company is the primary beneficiary of these PRC domestic companies, the Company believes that these VIEs should be consolidated based on the structure as described above.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

  The following financial information of the consolidated VIEs in the PRC was recorded in the accompanying consolidated financial statements:

	As of March 31,
	2016	2017
	(in millions of RMB)
Cash and cash equivalents and short-term investments	3,978	7,586
Investment in equity investees and securities	11,605	17,371
Accounts receivable, net of allowance	681	3,301
Amounts due from non-VIE subsidiaries of the Company	511	1,400
Prepayment for licensed copyrights of video content	—	1,469
Property and equipment and intangible assets	1,218	4,738
Others	1,753	2,926
Total assets	19,746	38,791
Amounts due to non-VIE subsidiaries of the Company	12,372	25,317
Accruals for purchase of licensed copyrights of video content	—	2,244
Accrued expenses, account payable and other liabilities	2,624	7,545
Deferred revenue and customer advances	1,806	3,338
Deferred tax liabilities	219	1,481
Total liabilities	17,021	39,925

	Year ended March 31,
	2015	2016	2017
	(in millions of RMB)
Revenue (i)	10,457	8,558	24,712
Net income (loss) (i)	659	35	(4,688)
Net cash (used in) provided by operating activities	(7,343)	1,224	3,220
Net cash used in investing activities	(5,502)	(7,160)	(2,557)
Net cash provided by financing activities	13,018	6,494	2,688
  (i)
  Revenue and net income (loss) earned and incurred by the consolidated VIEs are primarily from mobile media and entertainment services, cloud computing services as well as the businesses of providing display marketing on the Company's retail marketplaces and others.

  The consolidated VIEs did not have any material related party transactions except for those transacted with non-VIE subsidiaries of the Company which were eliminated in these consolidated financial statements. Such related party transactions are disclosed in Note 22 or elsewhere in these consolidated financial statements.

  Under the contractual arrangements with the consolidated VIEs, the Company has the power to direct activities of the consolidated VIEs and can have assets transferred out of the consolidated VIEs under its control. Therefore, the Company considers that there is no asset in any of the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs, except for registered capital and PRC statutory reserves. As all consolidated VIEs are incorporated as limited liability companies under the Company Law of the PRC, creditors of the consolidated VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

  Currently there is no contractual arrangement which requires the Company to provide additional financial support to the consolidated VIEs. However, as the Company conducts its businesses primarily based on the licenses and approvals held by its consolidated VIEs, the Company has provided and will continue to provide financial support to the consolidated VIEs considering the business requirements of the consolidated VIEs, as well as the Company's own business objectives in the future.

  Unrecognized revenue-producing assets held by the consolidated VIEs include certain Internet content provision and other licenses, domain names and trademarks. The Internet content provision and other licenses are required under relevant PRC laws, rules and regulations for the operation of Internet businesses in the PRC, and therefore are integral to the Company's operations. The Internet content provision licenses require that core PRC trademark registrations and domain names are held by the consolidated VIEs that provide the relevant services.

(d)   Business combinations and noncontrolling interests

  The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") 805 "Business Combinations." The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated income statements.

  In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated income statements.

  When there is a change in ownership interests or a change in contractual arrangements that results in a loss of control of a subsidiary or consolidated VIE, the Company deconsolidates the subsidiary or consolidated VIE from the date control is lost. Any retained noncontrolling investment in the former subsidiary or consolidated VIE is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary or consolidated VIE.

  For the Company's majority-owned subsidiaries and consolidated VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. When the noncontrolling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the noncontrolling interest is classified as mezzanine equity. The Company accretes changes in the redemption value over the period from the date that it becomes probable

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(d)   Business combinations and noncontrolling interests (Continued)

  that the mezzanine equity will become redeemable to the earliest redemption date using the effective interest method. Consolidated net income (loss) on the consolidated income statements includes net income (loss) attributable to noncontrolling interests and mezzanine equity holders when applicable. Net income (loss) attributable to mezzanine equity holders is included in net income (loss) attributable to noncontrolling interests on the consolidated income statements, while it is excluded from the consolidated statements of changes in shareholders' equity. During the year ended March 31, 2017, net loss attributable to mezzanine equity holders amounted to RMB1,961 million. The cumulative results of operations attributable to noncontrolling interests, along with adjustments for share-based compensation expense arising from outstanding share-based awards relating to subsidiaries' shares, are also recorded as noncontrolling interests in the Company's consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

(e)   Segment reporting

  Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the "CODM"), which is comprised of certain members of the Company's management team. Historically, the Company had one single operating and reportable segment, namely the provision of online and mobile commerce and related services. Starting from the year ended March 31, 2017, the Company implemented operational changes in how the CODM manages the businesses of the Company to maximize efficiency in allocating resources and assessing performance. Consequently, the Company presents four operating and reportable segments as set out in Notes 1 and 26 to reflect the change.

(f)   Foreign currency translation

  The functional currency of the Company is US$ and reporting currency of the Company is RMB. The Company's subsidiaries and consolidated VIEs with operations in the PRC, Hong Kong, the United States and other jurisdictions generally use their respective local currencies as their functional currencies. The financial statements of the Company's subsidiaries and consolidated VIEs, other than the subsidiaries and consolidated VIEs with the functional currency of RMB, are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and the average daily exchange rate for each month for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders' equity.

  In the financial statements of the Company's subsidiaries and consolidated VIEs, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated income statements during the year in which they occur.

(g)   Revenue recognition

  Revenue is principally comprised of online marketing services revenue, commissions on transactions, membership and storefront fees and cloud computing services revenue. Revenue represents the fair value of the consideration received or receivable for the provision of services in the ordinary course of the Company's

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

  activities and is recorded net of value-added tax ("VAT"). Consistent with the criteria of ASC 605 "Revenue Recognition" ("ASC 605"), the Company recognizes revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been provided, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

  Revenue arrangements with multiple deliverables are divided into separate units of accounting. The arrangement consideration is allocated at the inception of the arrangement to each element based on their relative fair values for revenue recognition purposes. The consideration is allocated to each element using vendor-specific objective evidence or third-party evidence of the standalone selling price for each deliverable, or if neither type of evidence is available, using management's best estimate of selling price. Revenue arrangements with multiple deliverables primarily relate to the sale of membership packages and online marketing services on wholesale marketplaces and Youku Tudou's platforms, which are not significant to the Company's total revenue.

  In accordance with ASC 605, the Company evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Company is primarily obligated in a transaction, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has several but not all of these indicators, revenue is recorded on a gross basis. When the Company is not the primary obligor, does not bear the inventory risk and does not have the ability to establish the price, revenue is recorded on a net basis.

  When services are exchanged or swapped for other services, the exchange is regarded as a revenue-generating transaction. The amount of revenue recognized for barter transactions was not material for each of the periods presented.

  Revenue recognition policies for each type of service are analyzed as follows:

  Online marketing services revenue

  The Company receives service fees from merchants on the retail and wholesale marketplaces for pay for performance ("P4P") marketing services, display marketing, placement services and Taobaoke program on the Company's marketplaces and certain third party marketing affiliates' websites. In addition, the Company receives services fees from marketers for P4P marketing services and display marketing on UCWeb mobile media. Furthermore, the Company receives service fees from marketers for display marketing on Youku Tudou's platforms.

  P4P marketing services allow merchants and marketers to bid for keywords that match product or service listings appearing in search or browser results on the Company's marketplaces and UCWeb mobile media. In general, merchants and marketers prepay for P4P marketing services and the related revenue is recognized when a user clicks their product or service listings. The positioning of such listings and the price for such positioning are determined through an online auction system, which facilitates price discovery through a market-based mechanism.

  Display marketing allows merchants and marketers to place advertisements in particular areas of a web page of the Company's marketplaces and UCWeb mobile media, at fixed prices or prices established by a real-time bidding system, in particular formats and over particular periods of time. In general, merchants and marketers

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

  need to prepay for display marketing and revenue is recognized ratably over the period in which the advertisement is displayed or when an advertisement appears on pages clicked or viewed by users.

  Display marketing also allows marketers to place advertisements on Youku Tudou's platforms in different formats, including video, banners, links, logos, and buttons. Advertising contracts are signed to establish the fixed price and advertising services to be provided. Revenue is recognized ratably over the performance period.

  In delivery of these online marketing services, the Company, through the third-party marketing affiliate program, also places the P4P marketing services content of the participating merchants on third-party websites in the forms of picture or text links through contextual relevance technology to match merchants' marketing content to the textual content of the third-party website and the users' attributes based on the Company's systems and algorithms. When such links on third-party websites are clicked, users are diverted to a landing page of the Company's marketplaces where listings of the participating merchant as well as similar products or services of other merchants are presented. These other merchants may include those also participating in the online marketing services through the third-party marketing affiliate program or those only purchasing online marketing services on the Company's own marketplaces, as well as, in some cases, those who do not purchase online marketing services at all. Revenue is only recognized when such users further click on the P4P marketing content on such landing pages. In limited cases, the Company may embed a search box for one of its marketplaces on such third-party websites, and when a keyword is input into the search box, the user will be diverted to the Company's website where search results are presented and revenue can be generated through a similar mechanism. For third-party marketing affiliates with whom the Company has an arrangement to share such revenue, traffic acquisition cost is also recognized at the same time if the P4P marketing content on the landing page clicked by the users is from merchants participating in the third-party marketing affiliate program. The Company places display marketing content on third-party websites in a similar manner. A substantial portion of online marketing services revenue generated through the third-party marketing affiliate program represented P4P marketing services revenue for each of the years presented. P4P marketing services revenue as well as display marketing revenue generated on the Company's marketplaces or through the third-party marketing affiliate program are recorded on a gross basis principally because the Company is the primary obligor to the merchants in the arrangements.

  The Company receives placement services fees from merchants on promotional slots for a specified period on the Company's Juhuasuan marketplace and recognizes those fees as revenue when the underlying promotional services are provided.

  In addition, the Company offers the Taobaoke program which generates commissions from merchants for transactions completed and settled by consumers sourced from certain third party marketing affiliates' websites. The Company's portion of commission revenue generated through third party marketing affiliates' websites is recognized at the time when the underlying transaction is completed and is recorded on a net basis principally because the Company is not the primary obligor as it does not have latitude in establishing prices or does not have inventory risk. In certain occasions where the Company is obligated to pay for website inventory costs in fixed amounts to third-party marketing affiliates regardless of whether commission revenue is generated from these marketing affiliates or where the Company is the primary obligor of the arrangement, such commission revenue is recorded on a gross basis.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

  Commissions on transactions

  The Company earns commissions from merchants when transactions are completed and settled on certain retail marketplaces of the Company. Such commissions are generally determined as a percentage based on the value of merchandise being sold by the merchants. Revenue related to commissions is recognized in the consolidated income statements at the time when the underlying transaction is completed.

  Membership and storefront fees

  The Company earns membership revenue from wholesale sellers in respect of the sale of membership packages and subscriptions which allow them to host premium storefronts on the Company's wholesale marketplaces, and from customers in respect of the sale of membership packages which allow them to access premium content on Youku Tudou's paid content platforms. The Company also earns revenue from merchants who subscribe to Wangpu, the Company's storefront software that includes a suite of tools that assist merchants in upgrading, decorating and managing their storefronts on retail marketplaces. These service fees are paid in advance for a specific contracted service period. All these fees are initially deferred when received and revenue is recognized ratably over the term of the respective service contracts as the services are provided.

  Cloud computing

  The Company earns cloud computing revenue from the provision of services such as elastic computing, database, storage and content delivery network, large scale computing, security, management and application services, big data analytics and a machine learning platform, as well as from web-hosting and domain name registration. Revenue is recognized at the time when the services are provided or ratably over the term of the service contracts as appropriate.

  Interest and other income

  Interest income on micro loans is recognized as other revenue using the effective interest method which is reviewed and adjusted periodically based on changes in estimated cash flows. The Company disposed of certain equity interests and assets primarily relating to the micro loan business and related services and ceased to generate interest income on micro loans upon the completion of the restructuring of Payment Services during the year ended March 31, 2015 (Note 4(b)). Other interest income is recognized on a time-proportion basis using the effective interest method, and is classified as interest and investment income, net in the consolidated income statements. Other than the above, receipts of fees in respect of all other incidental services provided by the Company, including mobile value-added services, are recognized when services are delivered and the amounts relating to such incidental services are not material to the Company's total revenue.

(h)   Cost of revenue

  Cost of revenue consists primarily of staff costs and share-based compensation expense, content costs and expenses, payment processing fees associated with the operation of the Company's websites, such as bandwidth and co-location fees, depreciation and maintenance costs for computers, servers, call centers and other

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(h)   Cost of revenue (Continued)

  equipment, traffic acquisition costs, logistics costs and other related incidental expenses that are directly attributable to the Company's principal operations.

(i)   Product development expenses

  Product development expenses consist primarily of staff costs and share-based compensation expense and other related incidental expenses that are directly attributable to the development, maintenance and enhancement of the infrastructure, applications, operating systems, software, database and network for the Company's marketplaces, mobile products, transaction and service platforms as well as entertainment distribution platforms. In addition, royalty fees accrued and paid to Yahoo up to the closing of the Company's initial public offering in September 2014 were recorded as part of product development expenses (Note 22).

  The Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites or the development of software and website content. Costs incurred in the development phase are capitalized and amortized over the estimated product life. However, since the inception of the Company, the amount of costs qualifying for capitalization has been insignificant and as a result, all website and software development costs have been expensed as incurred.

(j)   Sales and marketing expenses

  Sales and marketing expenses consist primarily of online and offline advertising expenses, promotion expenses, sales commissions, staff costs and share-based compensation expense and other related incidental expenses that are incurred directly to attract or retain consumers and merchants for the Company's marketplaces, mobile products, transaction and service platforms as well as entertainment distribution platforms.

  The Company expenses the costs of producing advertisements at the time production occurs, and expenses the costs of delivering advertisements in the period in which the advertising space or airtime is used. Advertising and promotional expenses totaled RMB4,090 million, RMB5,524 million and RMB8,799 million during the years ended March 31, 2015, 2016 and 2017, respectively.

(k)   Share-based compensation

  Share-based awards granted to the Company's employees are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the accelerated attribution method, net of estimated forfeitures, over the requisite service period. The fair value of share options is determined using the Black-Scholes valuation model and the fair value of restricted shares and restricted share units ("RSUs") is determined with reference to the fair value of the underlying shares. Share-based awards granted to non-employees are initially measured at fair value on the grant date and re-measured at each reporting date through the vesting date. Such value is recognized as expense over the respective service period, net of estimated forfeitures. Share-based compensation expense, when recognized, is charged to the consolidated income statements with the corresponding entry to additional paid-in capital, liability or noncontrolling interests as disclosed in Note 2(d).

  At each date of measurement, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(k)   Share-based compensation (Continued)

  Company, including the fair value of the underlying shares, expected life, expected volatility and expected forfeiture rates. As the Company was a private company prior to its initial public offering (Note 4(a)), the sources utilized to determine those attributes at the date of measurement were subjective in nature and required the Company to use judgment in applying such information to the share valuation models. The Company was required to consider many factors and made certain assumptions during this assessment. If any of the assumptions used to determine the fair value of the share-based awards changes significantly, share-based compensation expense may differ materially in the future from that recorded in the current reporting period.

(l)   Other employee benefits

  The Company's subsidiaries and consolidated VIEs in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Company's subsidiaries and consolidated VIEs in the PRC to pay the local labor and social welfare authorities monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Company's subsidiaries and consolidated VIEs in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. During the years ended March 31, 2015, 2016 and 2017, contributions to such plan amounting to RMB1,601 million, RMB2,094 million and RMB2,710 million, respectively, were charged to the consolidated income statements.

  The Company also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside of the PRC. Amounts contributed during the years ended March 31, 2015, 2016 and 2017 were insignificant.

(m)   Income taxes

  The Company accounts for income taxes using the liability method, under which deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that the asset will not be realizable in the foreseeable future.

  Deferred taxes are also recognized on the undistributed earnings of subsidiaries, which are presumed to be transferred to the parent company and are subject to withholding taxes, unless there is sufficient evidence to show that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free liquidation.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(m)   Income taxes (Continued)

  The Company adopts ASC 740 "Income Taxes" which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended March 31, 2015, 2016 and 2017.

(n)   Government grants

  For government grants that are non-operating in nature and with no further conditions to be met, the amounts are recognized as income in other income, net upon receipt. For government grants that contain certain operating conditions, the amounts are recorded as liabilities upon receipt, and are recognized in the consolidated income statements as a reduction of the related costs for which the grants are intended to compensate when the conditions are met.

(o)   Leases

  Leases are classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as capital leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are recognized in the consolidated income statements on a straight-line basis over the lease terms. The Company had no significant capital leases for the years ended March 31, 2015, 2016 and 2017.

(p)   Cash and cash equivalents

  The Company considers all highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents. Cash and cash equivalents of the Company primarily represent bank deposits, fixed deposits with maturities less than three months and investments in money market funds. As of March 31, 2016 and 2017, the Company had certain amounts of cash held in accounts managed by Alipay in connection with the provision of online and mobile commerce and related services for a total amount of RMB786 million and RMB991 million, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.

(q)   Short-term investments

  Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year and investments in money market funds or other investments whereby the Company has the intention to redeem within one year. As of March 31, 2016 and 2017, the fixed deposits that were recorded as short-term investments amounted to RMB97 million and RMB1,075 million, respectively. As of the same dates, the Company had certain amounts of short-term investments held in accounts managed by Alipay for a total amount of RMB2,564 million and RMB982 million, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(r)   VAT receivables

  VAT receivables mainly represent the advance settlement of relevant VAT refund amounts provided by OneTouch (Note 4(l)) to its customers prior to receiving such VAT refund from tax authorities. Such amounts are recorded at the claimed refund amount less allowance for doubtful accounts relating to VAT receivables, and include accrued interest receivable as of the balance sheet date. Allowance for doubtful accounts relating to VAT receivables represent the Company's best estimate of the losses inherent in the outstanding portfolio of VAT receivables. The collection periods related to the VAT receivables generally range from three to six months. Judgment is required to determine the allowance amounts and whether such amounts are adequate to cover potential bad debts, and periodic reviews are performed to ensure such amounts continue to reflect the best estimate of the losses inherent in the outstanding portfolio of debts. For the years ended March 31, 2015, 2016 and 2017, allowance for doubtful accounts relating to VAT receivables amounting to nil, RMB474 million and RMB1,321 million were recorded in cost of revenue in the consolidated income statements, respectively. The allowance for doubtful accounts for VAT receivables were recorded within the Company's core commerce segment. For the years ended March 31, 2015, 2016 and 2017, the charge-offs and recoveries in relation to the allowance for doubtful accounts relating to VAT receivables were insignificant.

(s)   Investment securities

  The classification of investment securities is based on the Company's intent, which is re-evaluated periodically, with respect to those securities. Investment securities classified as trading securities, comprising of listed equity securities and financial derivatives such as warrants and equity swaps used as market access products to invest in listed equity securities in the PRC, are carried at fair value with realized or unrealized gains and losses recorded in the consolidated income statements. The securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. The maturities of the held-to-maturity securities held by the Company generally range from one to ten years. Other investment securities classified as available-for-sale are carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) as a component of shareholders' equity. Realized gains and losses and provision for decline in value judged to be other-than-temporary, if any, are recognized in the consolidated income statements. In computing realized gains and losses on available-for-sale securities, the Company determines cost based on amounts paid, including direct costs such as commissions to acquire the security, using the average cost method. Other than the above, the Company has elected the fair value option for certain investments including convertible and exchangeable bonds subscribed. Such fair value option permits the irrevocable fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with realized or unrealized gains and losses recorded in the consolidated income statements.

  Interest income from investment securities is recognized using the effective interest method which is reviewed and adjusted periodically based on changes in estimated cash flows. Dividend income is recognized when the right to receive the payment is established.

(t)   Investment in equity investees

  Equity investments represent the Company's investments in privately held companies and listed securities. The Company applies the equity method to account for an equity investment in common stock or in-substance

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(t)   Investment in equity investees (Continued)

  common stock, according to ASC 323 "Investment – Equity Method and Joint Ventures," over which it has significant influence but does not own a majority equity interest or otherwise control.

  An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity's common stock. The Company considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity's common stock.

  Under the equity method, the Company's share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive income is recognized in shareholders' equity. The Company records its share of the results of such equity investees on a one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Company's share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

  For other equity investments that are not considered as debt securities or equity securities that have readily determinable fair values and over which the Company neither has significant influence nor control through investment in common stock or in-substance common stock, the cost method is used.

  Under the cost method, the Company carries the investment at cost and recognizes income to the extent of dividends received from the distribution of the equity investee's post-acquisition profits.

(u)   Property and equipment

  Property and equipment are stated at cost less accumulated depreciation and amortization and any provision required for impairment in value. Depreciation and amortization are computed using the straight-line method with no residual value based on the estimated useful lives of the various classes of assets, which range as follows:

Computer equipment and software	3 - 5 years
Furniture, office and transportation equipment	3 - 5 years
Buildings	20 - 50 years
Leasehold improvements	shorter of remaining lease period or estimated useful life

  Construction in progress represents buildings and related premises under construction, which is stated at actual construction cost less any impairment loss. Construction in progress is transferred to the respective category of property and equipment when completed and ready for its intended use.

  Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation and amortization of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated income statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(v)   Land use rights

  Land use rights represent lease prepayments to the local government authorities. Land use rights are carried at cost less accumulated amortization and impairment losses. Amortization is provided to write off the cost of lease prepayments on a straight-line basis over the period of the right which is 40 - 70 years.

(w)   Intangible assets other than licensed copyrights of video content

  Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the "contractual-legal" or "separability" criterion. Purchased intangible assets and intangible assets arising from the acquisitions of subsidiaries and consolidated VIEs are recognized and measured at fair value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

User base and customer relationships	1 - 6 years
Trade names, trademarks and domain names	3 - 20 years
Developed technology and patents	2 - 5 years
Non-compete agreements	over the contracted term from 2 - 6 years

(x)   Licensed copyrights of video content

  Licensed copyrights related to titles to movies, television series, variety shows, animations and other video content acquired from external parties are carried at the lower of unamortized cost or net realizable value. The terms of the licenses for professionally produced content vary depending on the type of content and producers, but the terms for movies and television serial dramas typically range from six months to ten years. Licensed copyrights of video content are presented on the consolidated balance sheets as current assets under prepayments, receivables and other assets and non-current assets under intangible assets, net, based on estimated time of usage. Licensed copyrights of video content are generally amortized using an accelerated method based on historical viewership consumption patterns. Estimates of the consumption patterns for licensed copyrights of video content are reviewed periodically and revised, if necessary. Amortization expenses in connection with the licensed copyrights of video content of RMB84 million, RMB347 million and RMB3,886 million were recorded in cost of revenue in the consolidated income statements for the years ended March 31, 2015, 2016 and 2017, respectively. The amortization expenses for the licensed copyrights of video content were recorded within the Company's digital media and entertainment segment.

  On a periodic basis, the Company evaluates the program usefulness of its licensed copyrights of video content pursuant to the guidance in ASC 920 "Entertainment – Broadcasters" which provides that such rights be reported at the lower of unamortized cost or estimated net realizable value. When there is a change in the expected usage of licensed copyrights of video content, the Company estimates net realizable value of licensed copyrights of video content to determine if any impairment exists. The net realizable value of licensed copyrights of video content is determined by estimating the expected cash flows from advertising, less any direct costs, over the remaining useful lives of such licensed copyrights. The Company estimates advertising cash flows for each category of content separately. Estimates that impact advertising cash flows include anticipated levels of demand for the Company's advertising services and the expected selling prices of the Company's advertisements on the entertainment distribution platforms. Impairment charges in connection with the licensed copyrights of video content of nil, nil and RMB857 million were recorded in cost of revenue in the consolidated income statements for the years ended March 31, 2015, 2016 and 2017, respectively. The

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(x)   Licensed copyrights of video content (Continued)

  impairment charges for the licensed copyrights of video content were recorded within the Company's digital media and entertainment segment.

(y)   Goodwill

  Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company's acquisitions of interests in its subsidiaries and consolidated VIEs. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

  In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

(z)   Impairment of long-lived assets other than goodwill and licensed copyrights of video content

  The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets other than investment in equity investees and investment securities was recognized for the years ended March 31, 2015, 2016 and 2017.

(aa) Derivatives and hedging

  In accordance with ASC 815 "Derivatives and Hedging," all contracts that meet the definition of a derivative should be recognized on the consolidated balance sheets as either assets or liabilities and recorded at fair value. Changes in the fair value of derivatives are either recognized periodically in the consolidated income statements or in other comprehensive income depending on the use of the derivatives and whether they

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(aa) Derivatives and hedging (Continued)

  qualify for hedge accounting and are so designated as cash flow hedges, fair value hedges or net investment hedges.

  To qualify for hedge accounting, the hedge relationship is designated and formally documented at inception, detailing the particular risk management objective and strategy for the hedge (which includes the item and risk that is being hedged), the derivative that is being used and how hedge effectiveness is being assessed. A derivative has to be effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged. The effectiveness of the hedging relationship is evaluated on a prospective and retrospective basis using qualitative and quantitative measures of correlation. Qualitative methods may include comparison of critical terms of the derivative to those of the hedged item. Quantitative methods include a comparison of the changes in the fair value or discounted cash flow of the hedging instrument to that of the hedged item. A hedging relationship is considered effective if the results of the hedging instrument are within a ratio of 80% to 125% of the results of the hedged item.

  Interest rate swaps

  Interest rate swaps designated as hedging instruments to hedge against the cash flows attributable to recognized assets or liabilities or forecasted payments may qualify as cash flow hedges. The Company entered into interest rate swap contracts to swap floating interest payments related to certain borrowings for fixed interest payments to hedge the interest rate risk associated with certain forecasted payments and obligations. The effective portion of changes in the fair value of interest rate swaps that are designated and qualify as cash flow hedges is recognized in accumulated other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in interest and investment income, net in the consolidated income statements. Amounts in accumulated other comprehensive income shall be reclassified into earnings in the same period during which the hedged forecasted transaction affects earnings.

  A loss of RMB43 million, nil and nil was recognized in interest and investment income, net in the consolidated income statements for the years ended March 31, 2015, 2016 and 2017, respectively. The loss recognized for the year ended March 31, 2015 was related to the ineffective portion of the changes in fair value of the interest rate swaps that were designated and qualified as cash flow hedges. Upon the termination of interest rate swap contracts, the hedging instruments were derecognized from the consolidated balance sheets and accumulated other comprehensive income, and a loss of RMB59 million, nil and nil was recognized in interest and investment income, net in the consolidated income statement for the years ended March 31, 2015, 2016 and 2017, respectively.

  Forward exchange contracts

  Forward exchange contracts designated as hedging instruments to hedge against the future changes in currency exposure of net investments in foreign operations may qualify as net investment hedges. During the years ended March 31, 2016 and 2017, the Company entered into forward exchange contracts to hedge the foreign currency risk associated with investments in net assets of certain subsidiaries with operations in the PRC of which the functional currency is RMB. The effective portion of the changes in fair value of the forward exchange contracts that are designated and qualify as net investment hedges is recognized in accumulated other comprehensive income to offset the cumulative translation adjustments related to those subsidiaries. The gain or loss relating to the ineffective portion, which is measured based on changes in forward exchange rates,

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(aa) Derivatives and hedging (Continued)

  is recognized immediately in other income, net in the consolidated income statements. Amounts accumulated are removed from accumulated other comprehensive income and recognized in the consolidated income statements upon disposal of those subsidiaries. Once the hedge becomes ineffective, hedge accounting is discontinued prospectively.

  As of March 31, 2016 and 2017, forward exchange contracts with fair value of US$40 million (RMB257 million) and US$3 million (RMB20 million) were designated as hedging instruments and qualified as net investment hedges, respectively. During the years ended March 31, 2016 and 2017, the Company recognized a loss of US$46 million (RMB298 million) and US$5 million (RMB35 million) in other income, net in the consolidated income statements, respectively, which was the aggregate of (i) the changes in fair value of the forward exchange contracts not qualified for hedge accounting and (ii) the ineffective portion of the changes in fair value of the forward exchange contracts that are designated and qualify as net investment hedges.

  Changes in the fair value of the derivatives not qualified for hedge accounting are reported in the consolidated income statements. The estimated fair value of the derivatives is determined based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

(ab) Bank borrowing and unsecured senior notes

  Bank borrowings and unsecured senior notes are recognized initially at fair value, net of upfront fees, debt discounts or premiums and other incidental fees. Upfront fees, debt discount or premium and other incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the consolidated income statements over the estimated term of the facilities using the effective interest method. In the year ended March 31, 2017, the Company adopted Accounting Standards Update ("ASU") 2015-03, "Simplifying the Presentation of Debt Issuance Costs," which was issued by the Financial Accounting Standards Board ("FASB"). ASU 2015-03 requires debt issuance costs relating to a recognized debt liability to be presented in the consolidated balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. Before the adoption of ASU 2015-03, debt issuance costs incurred which were directly attributable to debt issuance were capitalized and amortized over the estimated term of the facilities using the effective interest method.

  As a result of the adoption of ASU 2015-03, the Company revised the presentation to report certain debt issuance costs recorded under prepayments, receivables and other assets as a deduction to unsecured senior notes on the consolidated balance sheets. The consolidated balance sheet as of March 31, 2016 was retrospectively adjusted, which resulted in reductions to current prepayments, receivables and other assets of RMB35 million, non-current prepayments, receivables and other assets of RMB170 million and non-current unsecured senior notes of RMB205 million. These reclassifications had no effect on the reported results of operations, net assets and the consolidated statements of cash flows.

(ac) Merchant deposits

  The Company collects deposits representing an annual upfront service fee from merchants on Tmall and AliExpress before the beginning of each calendar year. These deposits are initially recorded as a liability by the Company. Such deposits are refundable to a merchant depending on the level of sales volume that is

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(ac) Merchant deposits (Continued)

  generated by that merchant on Tmall and AliExpress during the period. If the transaction volume target is not met at the end of each calendar year, the relevant deposits will become non-refundable and such portion of the deposits is recognized as revenue in the consolidated income statements.

(ad) Deferred revenue and customer advances

  Deferred revenue and customer advances represent service fees received from customers that relate to services to be provided in the future. Deferred revenue, mainly relating to membership, storefront fees and cloud computing service revenue, is stated at the amount of service fees received less the amount previously recognized as revenue upon the provision of the respective services over the terms of the respective service contracts.

(ae) Commitments and contingencies

  In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

  Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

  If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, would be disclosed.

  Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

(af) Treasury shares

  The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings. The treasury shares account includes 24,393,569 and 20,789,596 ordinary shares issued at

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

2.     Summary of significant accounting policies (Continued)

(af) Treasury shares (Continued)

  par to wholly-owned subsidiaries of the Company for the purpose of certain equity investment plans for management as of March 31, 2016 and 2017, respectively.

  The Company applies the treasury stock method for the accounting of the reciprocal relationship in which an equity method investee holds ordinary shares of the Company (Note 4(w)). The treasury shares account includes nil and 5,262,306 ordinary shares representing the Company's share of an equity method investee's investment in the Company as of March 31, 2016 and 2017, respectively.

(ag) Subscription receivables

  The Company made available loans to certain employees of the Company and its related companies in order to finance their exercise of share options and subscription for ordinary shares of the Company (Note 12). The participants of all such loans have pledged the ownership of their ordinary shares or restricted shares as security for these loans. The Company also had arrangements with its related companies such that the Company will receive cash reimbursements from its related companies upon the vesting of options and RSUs underlying the Company's ordinary shares granted to their employees. For accounting purposes, loans and reimbursements outstanding with respect to the exercise of vested options and share subscription are recorded as subscription receivables in equity. Further, unvested options that were exercised are recorded as other current liabilities and they are transferred to equity upon vesting.

(ah) Statutory reserves

  In accordance with the relevant regulations and their articles of association, subsidiaries of the Company incorporated in the PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until such reserve has reached 50% of the relevant subsidiary's registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the respective board of directors of the subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. During the years ended March 31, 2015, 2016 and 2017, appropriations to the general reserve amounted to RMB267 million, RMB529 million and RMB836 million, respectively. No appropriations to the enterprise expansion fund and staff welfare and bonus fund have been made by the Company.

(ai) Reclassification of comparative figures

  Other than the reclassification of comparative figures relating to the adoption of ASU 2015-03 and ASU 2015-17 as discussed in Note 2(ab) and Note 3, respectively, the Company has reclassified certain comparative figures, including revenue and goodwill information within Notes 5 and 16, to conform to the way that the Company's CODM internally manages and monitors segment performance during the year ended March 31, 2017.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

3.     Recent accounting pronouncements

  In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)" and issued subsequent amendments to the initial guidance or implementation guidance between August 2015 and December 2016 within ASU 2015-04, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 (collectively, including ASU 2014-09, "ASC 606"). ASC 606 supersedes the revenue recognition requirements in ASC 605 and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance is effective retrospectively for the Company for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019, with early application permitted only for the annual reporting period ending March 31, 2018 and interim reporting periods during the year ending March 31, 2018. The new guidance is required to be applied either retrospectively to each prior reporting period presented (the "full retrospective method") or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the "modified retrospective method"). The Company is currently evaluating whether it will apply the full retrospective method or the modified retrospective method. The Company is also evaluating the existing revenue recognition policies and currently the Company believes that the identification of performance obligations may have an impact on the timing and measurement of certain fees paid by merchants under ASC 606.

  In November 2015, the FASB issued ASU 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes," which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as non-current on the consolidated balance sheet. The new guidance has been adopted by the Company retrospectively for all periods presented. Following the adoption of the guidance, current deferred tax assets amounting to RMB451 million and RMB652 million as of March 31, 2016 and 2017 have been reclassified to non-current assets, respectively. In addition, current deferred tax liabilities amounting to RMB9 million and RMB207 million as of March 31, 2016 and 2017 have been reclassified to non-current liabilities, respectively.

  In January 2016, the FASB issued ASU 2016-01, "Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities," which amends various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. With respect to the Company's consolidated financial statements, the most significant impact relates to the accounting for equity investments (except for those accounted for under the equity method or those that result in the consolidation of the investee). Under the new guidance, equity investments are required to be measured at fair value with changes in fair value recognized in net income, except for investments that do not have readily determinable fair values. The new guidance also simplifies the impairment assessment and enhances the disclosure requirements of equity investments. The new guidance is effective for the Company for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. Early adoption is permitted only for certain provisions. The Company is evaluating the effects, if any, of the adoption of this revised guidance on the Company's financial position, results of operations or cash flows.

  In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)" to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the consolidated balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 creates a new topic in ASC 842 "Leases" to replace the current topic in ASC 840 "Leases." ASU 2016-02 affects both lessees and lessors, although for the latter the provisions are similar to the current model, but are updated to align with certain changes to the lessee model and also the new revenue recognition provisions contained in ASC 606.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

3.     Recent accounting pronouncements (Continued)

  The new guidance is effective for the Company for the year ending March 31, 2020 and interim reporting periods during the year ending March 31, 2020. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this revised guidance on the Company's financial position, results of operations or cash flows.

  In March 2016, the FASB issued ASU 2016-07, "Investments – Equity Method and Joint Ventures (Topic 323), Simplifying the Transition to the Equity Method of Accounting," to simplify the accounting for equity method investments, which eliminates the requirement in ASC 323 "Investments – Equity method and Joint Ventures" that an entity retroactively adopts the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The amendments require that the equity method investor adds the cost of acquiring the additional interest in the investee to the current basis of the investor's previously held interest and adopts the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The new guidance is effective for the Company for the year ending March 31, 2018 and interim reporting periods during the year ending March 31, 2018. The Company early adopted this new guidance prospectively in the year ended March 31, 2017.

  In March 2016, the FASB issued ASU 2016-09, "Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting," to simplify the accounting for employee share-based payment transactions, including the income tax consequences, classification of excess tax benefits on the statement of cash flows, introduction of accounting policy election on forfeitures, and the change of the threshold of share withholding by the employer for settlement of employees' tax without causing the award to be classified as a liability. The new guidance is effective for the Company for the year ending March 31, 2018 and interim reporting periods during the year ending March 31, 2018. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this revised guidance on the Company's financial position, results of operations or cash flows.

  In June 2016, the FASB issued ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments," which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The new guidance also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The new guidance is effective for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted for the Company for the year ending March 31, 2020 and interim reporting periods during the year ending March 31, 2020. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In June 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments." The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The new guidance is effective for the Company for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. Early adoption is permitted. The guidance requires application using a retrospective transition method. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's consolidated statements of cash flows.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

3.     Recent accounting pronouncements (Continued)

  In October 2016, the FASB issued ASU 2016-16, "Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory" which amends the accounting for income taxes. The new guidance requires recognition of income tax consequences of an intra-entity asset transfer, other than transfers of inventory, when the transfer occurs. For intra-entity transfers of inventory, the income tax effects will continue to be deferred until the inventory has been sold to a third party. The new guidance is effective for the Company for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. Early adoption is permitted. The new guidance is required to be applied on a modified retrospective basis through a cumulative-effect adjustment directly recorded to retained earnings as of the beginning of the period of adoption. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In October 2016, the FASB issued ASU 2016-17, "Consolidation (Topic 810): Interests held through Related Parties That Are Under Common Control" to amend the consolidation guidance on how a reporting entity that is the single decision maker of a VIE should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The new guidance is effective for the Company for the year ending March 31, 2018 and interim reporting periods during the year ending March 31, 2018. Early adoption is permitted. When the new guidance is adopted, it is required to be applied retrospectively for the Company for the year ended March 31, 2017 and interim reporting periods during the year ended March 31, 2017. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash," which requires the amounts generally described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The new guidance is effective for the Company for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. Early adoption is permitted. The guidance requires application using a retrospective transition method. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's consolidated statements of cash flows.

  In January 2017, the FASB issued ASU 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business," which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The new guidance is effective prospectively for the Company for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. Early adoption is permitted for transactions for which the transaction date occurs before the issuance date or effective date of this new guidance, only when the transaction has not been reported in the financial statements that have been issued or made available for issuance. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In January 2017, the FASB issued ASU 2017-04, "Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment," which simplifies how an entity is required to test goodwill for impairment by eliminating step two from the goodwill impairment test. Step two of the goodwill impairment measures a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill with its carrying amount. The new guidance is effective prospectively for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted for interim or

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

3.     Recent accounting pronouncements (Continued)

  annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In May 2017, the FASB issued ASU 2017-09, "Compensation – Stock Compensation (Topic 718): Scope of Modification Accounting," which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in ASC 718. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The new guidance is effective prospectively for the Company for the year ending March 31, 2019 and interim reporting periods during the year ending March 31, 2019. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments

  Equity transactions

(a)   Initial public offering

  On September 24, 2014, the Company completed its initial public offering on the New York Stock Exchange under the symbol of "BABA." The Company offered 123,076,931 American Depositary Shares, or ADS, and other selling shareholders, including Yahoo, among others, offered an aggregate of 197,029,169 ADSs. Each ADS represents one ordinary share and was sold to the public at US$68.00 per ADS. On the same date of the initial public offering, the underwriters exercised in full the option to purchase an additional 26,143,903 ADSs and 21,871,997 ADSs at US$68.00 per ADS from the Company and certain other selling shareholders, respectively. Net proceeds raised by the Company from the initial public offering amounted to US$10.0 billion after deducting underwriting discounts and commissions and other offering expenses.

  Restructuring transactions

(b)   Restructuring of Payment Services

  Restructuring of Payment Services in 2011

  Pursuant to the regulations issued by the People's Bank of China (the "PBOC"), non-bank payment companies were required to obtain a license in order to operate a payment business in the PRC. These regulations provided specific guidelines for license applications only for domestic PRC-owned entities. These regulations stipulated that, in order for any foreign-invested payment company to obtain a license, the scope of business, the qualifications of any foreign investor and any level of foreign ownership would be subject to future regulations to be issued, which in addition would require approval by the PRC State Council. Further, the regulations required that any payment company that failed to obtain a license must cease operations by September 1, 2011. Although Alipay was prepared to submit its license application in early 2011, at that time the PBOC had not issued any guidelines applicable to license applications for foreign-invested payment companies. In light of the uncertainties relating to the license qualification and application process for a foreign-invested payment company, the Company's management determined that it was necessary to restructure Alipay as a company wholly-owned by PRC nationals in order to avail Alipay of the specific licensing guidelines applicable only to domestic PRC-owned entities. Accordingly, the Company divested all of

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(b)   Restructuring of Payment Services (Continued)

  its interest in and control over Alipay, which resulted in deconsolidation of Alipay from the consolidated financial statements.

  As part of the restructuring, the loan extended for the funding of paid-in capital of Ant Small and Micro Financial Services Group Co., Ltd. (formerly known as Zhejiang Ant Small and Micro Financial Services Group Co., Ltd.) ("Ant Financial Services") that held the equity interests of Alipay was repaid by the management members in full to the Company. Certain agreements entered into between the Company and Ant Financial Services, such as the loan agreement, the pledge agreement for the same equity interests held by certain management members of the Company, the option agreement to acquire the equity interests in Ant Financial Services when permitted by the PRC laws, among others (the "Agreements"), which allowed the Company to control Ant Financial Services, were also terminated.

  Following the restructuring during the year ended March 31, 2011, the Company has not consolidated or equity accounted for the entities engaging in Payment Services because the Company has no direct and indirect investment in and does not control or have significant influence over Ant Financial Services, Alipay and their subsidiaries.

  During the year ended March 31, 2012, the Company entered into the following commercial arrangements, among others, with APN Ltd., a company owned by two directors of the Company, Yahoo, SoftBank, Alipay, Ant Financial Services, and Ant Financial Services' equity holders, setting out the mechanism for the future collaboration among the relevant parties relating to the Payment Services:

  (i)
  Framework Agreement

    Pursuant to the terms of the Framework Agreement, the Company will receive from Ant Financial Services an amount equal to 37.5% of the equity value of Alipay less US$500 million, being the face value of the Promissory Note payable, upon a Liquidity Event as defined in the agreement (the "Liquidity Payment"). Under no circumstances will the amount of the Liquidity Payment plus US$500 million be less than US$2.0 billion or more than US$6.0 billion, subject to certain increases and additional payments if a Liquidity Event does not occur by the sixth anniversary of the agreement. If a Liquidity Event does not occur by the tenth anniversary of this agreement, the Company will have a right to demand Ant Financial Services and Alipay to effect a Liquidity Event as soon as practicable, provided that the equity value or enterprise value of Alipay at such time exceeds US$1.0 billion. If the Liquidity Event is demanded by the Company, the minimum amount of US$2.0 billion described above will not apply to the Liquidity Payment, unless the Liquidity Event is effected by means of a transfer of more than 37.5% of the securities of Alipay. Upon payment of the Liquidity Payment, certain assets and intellectual property related to the operations of Payment Services, which were retained by the Company (the "Retained Business Assets"), will be transferred to Alipay.

    "Liquidity Event" means the earliest to occur of: (a) a qualified initial public offering of Alipay; (b) a transfer of 37.5% or more of the securities of Alipay; or (c) a sale of all or substantially all of the assets of Alipay.

    In addition, the Company received a non-interest bearing promissory note (the "Promissory Note") in the principal amount of US$500 million with a seven-year maturity from APN Ltd. The Promissory Note was

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(b)   Restructuring of Payment Services (Continued)

    secured by a pledge of 50 million ordinary shares of the Company, which were contributed by two directors of the Company to APN Ltd. The Promissory Note formed part of the consideration for the transfer of the Retained Business Assets upon the Liquidity Event and the Promissory Note was payable upon the earlier of the occurrence of the Liquidity Event or December 14, 2018. The Framework Agreement was subsequently amended and pursuant to the terms of the amendment, the Promissory Note was cancelled and the amount of the Liquidity Payment which the Company would be entitled to receive in the event of a Liquidity Event was increased by US$500 million, the principal amount of the cancelled Promissory Note.

  (ii)
  Intellectual Property License and Software Technology Services Agreement

    Under the terms of this agreement, the Company licenses certain intellectual property and provides certain software technology services to Alipay in exchange for a royalty fee and software technology services fee in an amount equal to the costs incurred by the Company in providing the software technology services plus 49.9% of the consolidated pre-tax income of Alipay and its subsidiaries, subject to downward adjustments upon certain dilutive equity issuances by Ant Financial Services or Alipay, but in no case below 30%. If Alipay incurs a pre-tax loss, the fee that the Company would charge Alipay would equal the costs incurred by the Company in providing the software technology services. This agreement will terminate at the earlier of (a) the payment of the Liquidity Payment, and (b) such time when termination may be required by applicable regulatory authorities in connection with a qualified initial public offering by Alipay.

  (iii)
  Commercial Agreement

    Under the terms of this agreement, the Company receives payment processing services from Alipay, the fee rate for which is subject to review and approval by the Company's independent committee which is comprised of the director nominated by SoftBank and the independent directors of the Company, on an annual basis (the "Payment Processing Fee"). This agreement has an initial term of fifty years and shall be renewable thereafter. If the commercial agreement is required by applicable regulatory authorities to be modified in certain circumstances, a one-time payment may be payable to the Company by Ant Financial Services as compensation for the impact of such adjustment. Expenses in connection with the Payment Processing Fee of RMB3,853 million, RMB4,898 million and RMB5,487 million were recorded in cost of revenue in the consolidated income statements for the years ended March 31, 2015, 2016 and 2017, respectively (Note 22).

    All closing conditions attached to the Framework Agreement and related supplemental arrangements were fulfilled in December 2011.

  Restructuring of Payment Services in 2014

  The Framework Agreement and related supplemental arrangements were terminated in August 2014 upon the restructuring of the commercial agreements with Payment Services when the Company entered into a share and asset purchase agreement (the "2014 SAPA") with Ant Financial Services, the other parties to the Framework Agreement entered into in 2011, Hangzhou Junhan Equity Investment Partnership ("Junhan") and

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(b)   Restructuring of Payment Services (Continued)

  Hangzhou Junao Equity Investment Partnership, a PRC limited partnership in which the interests are held by certain members of the Alibaba Partnership.

  Pursuant to the 2014 SAPA, the Company sold the micro loan business and related services (the "Transferred Business") to Ant Financial Services for aggregate cash consideration of RMB3,219 million. In addition, the Company entered into software system use and service agreements with Ant Financial Services relating to the know how and related intellectual property that the Company has agreed to sell together with the micro loan business and related services (Note 22). In calendar years 2015 to 2017, the Company received or will receive an annual fee equal to 2.5% of the average daily book balance of the micro loans managed by Ant Financial Services. In calendar years 2018 to 2021, the Company will receive an annual fee equal to the amount paid for the calendar year 2017 (together with the fees received in calendar years 2015 to 2017, the "SME Annual Fee"). The SME Annual Fee of RMB90 million, RMB708 million and RMB847 million were recorded in revenue in the consolidated financial statements for the years ended March 31, 2015, 2016 and 2017, respectively.

  In connection with the 2014 SAPA, the Company also entered into an amended intellectual property license agreement with Alipay ("amended Alipay IPLA"), pursuant to which the Company licenses certain intellectual property and provides certain software technology services to Alipay and the Transferred Business. Under the amended Alipay IPLA, the Company will receive royalty streams and a service fee (collectively, the "Profit Share Payments") which will be paid at least annually, amounting to the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Financial Services, subject to certain adjustments. In addition, if the Company acquires any equity interest in Ant Financial Services, the Company will transfer an agreed portion of the underlying intellectual property to Ant Financial Services at the time of such equity issuance. At the same time, the Profit Share Payments will also be reduced in proportion to such equity issuances made to the Company.

  Income in connection with the royalty fee and software technology services fee under the Intellectual Property License and Software Technology Services Agreement and the Profit Share Payments, net of costs incurred by the Company, of RMB1,667 million, RMB1,122 million and RMB2,086 million were recorded in other income, net in the consolidated income statements for the years ended March 31, 2015, 2016 and 2017, respectively (Note 22).

  Pursuant to the terms of the 2014 SAPA, in the event of an initial public offering of Ant Financial Services or Alipay at an implied equity value exceeding US$25.0 billion which results in gross proceeds of at least US$2.0 billion (a "Qualified IPO"), if the Company's total ownership of equity interests in Ant Financial Services has not reached 33%, the Company would be entitled at its election to receive a one-time payment equal to 37.5% of the equity value of Ant Financial Services as determined immediately prior to such Qualified IPO. There is no cap on the maximum value of such liquidity event payment. If the Company acquires equity interests in Ant Financial Services in an aggregate amount less than 33%, the percentage of Ant Financial Services' equity value used to calculate such liquidity event payment will be reduced proportionately.

  In lieu of receiving such liquidity event payment, the Company may elect to continue to receive the Profit Share Payments in perpetuity, subject to the receipt of regulatory approvals. In connection with a Qualified IPO and if the Company so elects, Ant Financial Services must use its commercially reasonable efforts to obtain the required approvals for continued payments under the amended Alipay IPLA. If such approvals are not obtained, Ant Financial Services will pay the liquidity event payment as described above to the Company.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(b)   Restructuring of Payment Services (Continued)

  The 2014 SAPA provides for future potential equity issuances to the Company by Ant Financial Services. In the event that Ant Financial Services applies for and receives certain PRC regulatory approvals in the future, Ant Financial Services will issue and the Company will purchase up to 33% of newly issued equity interests in Ant Financial Services, or such lesser equity interest as may be permitted by the regulatory approvals. If the liquidity event payment described above has not become payable upon a Qualified IPO of Ant Financial Services, the Company's right to acquire equity interests up to the full 33% equity interest will continue after such Qualified IPO. However, the maximum equity interest that the Company is entitled to acquire will be reduced in proportion to any dilutive equity issuances by Ant Financial Services in and following such Qualified IPO. If the Company acquires an equity interest in Ant Financial Services pursuant to this arrangement which is below 33%, the liquidity event payment amount and the profit sharing arrangement under the amended Alipay IPLA will be proportionately reduced based on the amount of equity interests acquired by the Company.

  Concurrently with the 2014 SAPA, the Company entered into other ancillary agreements, including a data sharing agreement, an SME loan cooperation agreement, a trademark agreement, and an amended and restated shared services agreement. The Company also entered into a binding term sheet in respect of a technology services agreement, pursuant to which the Company agreed to provide certain cloud computing, database service and storage, large-scale computing services and certain other services to Ant Financial Services on a cost-plus basis. In addition, the existing Alipay Commercial Agreement will continue as currently in effect.

  The terms of the 2014 SAPA, the amended Alipay IPLA and other ancillary agreements took effect immediately upon their execution in August 2014. The transfer of the Transferred Business was completed in February 2015, and a gain on disposal of RMB306 million was recorded in interest and investment income, net in the consolidated income statement for the year ended March 31, 2015. Certain assets and liabilities, such as restricted cash and escrow receivables of RMB3,495 million, loan receivables, net of RMB23,363 million, secured borrowings of RMB15,417 million and escrow money payable of RMB3,495 million were derecognized from the consolidated balance sheet of the Company upon the completion of the transfer of the Transferred Business.

  For accounting purposes, the fair value of the restructured arrangement exceeded the fair value of the pre-existing arrangement with Ant Financial Services by RMB1.3 billion. As Ant Financial Services is controlled by a director and major shareholder of the Company, the excess value provided to the Company in this related party transaction is accounted for as an equity contribution by the shareholder as restructuring reserve in the statement of changes in shareholders' equity. Given the nature of this transaction, the corresponding asset representing the excess value receivable by the Company is accounted for as a deduction from equity and amortized as an expense in the consolidated income statements over the expected term of the restructured arrangement which is estimated to be 5 years. The amortization of the excess value of RMB166 million, RMB264 million and RMB264 million were recorded in the other income, net in the consolidated income statements for the years ended March 31, 2015, 2016 and 2017, respectively. Furthermore, the Company accounts for the Profit Share Payments and the SME Annual Fee in the periods when the services are provided, where such payments are expected to approximate the estimated fair values of the services provided.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

  Mergers and acquisitions

(c)   Acquisition of Pony Media Holdings Inc. ("Damai")

  In March 2017, the Company completed an acquisition of all of the issued and outstanding shares of Damai that the Company did not already own for a total cash consideration of US$393 million (RMB2,711 million). Yunfeng, which is comprised of certain investment funds of which the executive chairman of the Company has equity interests in the general partners of such funds, was one of the shareholders of Damai. Prior to this transaction, Damai was an equity investee in which the Company held an approximately 32% equity interest on a fully diluted basis. The investment was accounted for under the cost method. Damai is a leading online ticketing platform for live events such as concerts and theater shows in the PRC.

  The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired	100
Amortizable intangible assets (i)
Trade names, trademarks and domain names	684
Non-compete agreements	271
Developed technology and patents	267
Goodwill	2,693
Deferred tax assets	16
Deferred tax liabilities	(202)

Total	3,829

Amounts
(in millions of RMB)
Total purchase price comprised of:
- cash consideration	2,711
- fair value of previously held equity interests	1,118

Total	3,829

  (i)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding ten years and a weighted-average amortization period of 7.4 years.

  A gain of RMB201 million was recognized in relation to the revaluation of previously held equity interest relating to the step acquisition of Damai in interest and investment income, net in the consolidated income statement for the year ended March 31, 2017. The fair value of the previously held equity interest was determined using an income approach. As Damai is a private company, the fair value of the previously held equity interest is estimated based on significant inputs that market participants would consider, which mainly include revenue growth rate, operating margin, discount rate and other factors that may affect such fair value estimation.

  The rationale for this transaction is to enable the Company to expand its user reach and engagement. The Company believes Damai will form a strategic part of the value chain in the Company's digital media and

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(c)   Acquisition of Pony Media Holdings Inc. ("Damai") (Continued)

  entertainment business. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Damai and the Company, the assembled workforce and their knowledge and experience in the entertainment industry in the PRC.

(d)   Acquisition of AGTech Holdings Limited ("AGTech")

  In August 2016, an investment vehicle which is 60% owned by the Company and 40% owned by Ant Financial Services, completed an acquisition of newly issued ordinary shares of AGTech for a cash consideration of Hong Kong Dollar ("HK$") 1,675 million (RMB1,436 million), representing an approximately 49% equity interest in AGTech. AGTech is an integrated lottery technology and services company in the PRC that is listed on the Hong Kong Growth Enterprise Market. In addition, the investment vehicle completed the subscription for convertible bonds, which are convertible into ordinary shares of AGTech, for a purchase price of HK$713 million (RMB611 million). A portion of the convertible bonds with a total principal amount of HK$205 million (RMB176 million) were converted into ordinary shares of AGTech upon closing of the acquisition. Consequently, the investment vehicle's equity interest in AGTech increased to approximately 53%. The Company obtained control over AGTech through its control over the investment vehicle and AGTech became a consolidated subsidiary of the Company.

  The allocation of the total purchase price of HK$1,880 million (RMB1,612 million), representing the cost of acquisition for the newly issued ordinary shares and the partial conversion of the convertible bonds by the investment vehicle, as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	1,638
Amortizable intangible assets (ii)
Developed technology and patents	414
Trade names, trademarks and domain names	44
Non-compete agreements	38
Others	33
Goodwill	7,782
Deferred tax assets	4
Deferred tax liabilities	(86)
Noncontrolling interests (iii)	(8,255)

Total	1,612

  (i)
  Net assets include the cash consideration of RMB1,612 million.
  (ii)
  Acquired amortizable intangible assets have estimated amortization periods and a weighted-average amortization period of 3.0 years.
  (iii)
  Fair value of the noncontrolling interests is estimated based on the market price of the ordinary shares of AGTech as of the acquisition date.

  The rationale for this transaction is to enable the Company to expand its products and services. The Company believes that AGTech will serve as its vehicle for participating in the online lottery business in the PRC.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(d)   Acquisition of AGTech Holdings Limited ("AGTech") (Continued)

  Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of AGTech and the Company, the assembled workforce and their knowledge and experience surrounding lottery related businesses in the PRC.

  In March 2017, an additional portion of the convertible bonds with a total principal amount of HK$175 million (RMB155 million) was converted into ordinary shares of AGTech. Accordingly, the investment vehicle's equity interest in AGTech increased to approximately 55%. The conversion was accounted for as a reduction of noncontrolling interest.

(e)   Acquisition of South China Morning Post and other media businesses ("SCMP")

  In April 2016, the Company acquired the business of South China Morning Post, the premier English newspaper in Hong Kong. Apart from the flagship South China Morning Post, the Company also acquired the recruitment, outdoor media, events and conferences, education and digital media businesses in the same transaction. The total cash consideration of HK$2,134 million (RMB1,780 million) was paid upon the closing of the transaction. These acquired businesses became wholly-owned by the Company after the completion of the transaction.

  The allocation of the total purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired	800
Amortizable intangible assets (i)
Trade names, trademarks and domain names	378
User base and customer relationships	166
Licenses and copyrights	5
Others	10
Goodwill	529
Deferred tax assets	1
Deferred tax liabilities	(109)

Total	1,780

  (i)
  Acquired amortizable intangible assets have estimated amortization periods and a weighted-average amortization period of 3.0 years.

  The rationale for this transaction is to enable the Company to expand its products and services. By combining the heritage and editorial excellence of SCMP with the Company's digital expertise, the Company intended to provide comprehensive and insightful news and analysis of the big stories in Hong Kong and the PRC so as to expand the readership globally through digital distribution and allow easier access to content. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of SCMP and the Company, the assembled workforce and their knowledge and experience in the provision and distribution of content to reach global audience.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(f)   Acquisition of Youku Tudou Inc. ("Youku Tudou")

  In May 2014, the Company completed an acquisition of ordinary shares representing an effective equity interest of 16.5% on a fully-diluted basis in Youku Tudou. Youku Tudou, a company that was previously listed on the New York Stock Exchange, is a leading multi-screen entertainment and media company in the PRC. The cash consideration of US$1,090 million (RMB6,723 million) was paid upon the closing of the transaction. The Company made this investment on the same terms together with Yunfeng. The Company appointed one director to the board of Youku Tudou and the investment in Youku Tudou was accounted for under the equity method.

  In April 2016, the Company completed an acquisition of all of the issued and outstanding shares of Youku Tudou that the Company or Yunfeng did not already own, at a purchase price of US$27.60 per ADS. Following the completion of the transaction, the Company holds an approximately 98% equity interest in Youku Tudou. As a result, Youku Tudou became a consolidated subsidiary of the Company, with Yunfeng holding an approximately 2% noncontrolling interest. The listing of the ADS of Youku Tudou on the New York Stock Exchange was withdrawn upon the closing of the transaction.

  The total cash consideration of US$4,443 million (RMB28,724 million) was paid upon the closing of the transaction. The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	5,836
Amortizable intangible assets (ii)
Trade names, trademarks and domain names	4,047
User base and customer relationships	284
Developed technology and patents	143
Others	262
Goodwill	26,395
Deferred tax assets	73
Deferred tax liabilities	(1,167)
Noncontrolling interests (iii)	(773)

Total	35,100

Amounts
(in millions of RMB)
Total purchase price comprised of:
- cash consideration	28,724
- fair value of previously held equity interests	6,376

Total	35,100

  (i)
  Net assets acquired primarily include cash and cash equivalents and short-term interest-bearing deposits with total balance of RMB5,857 million and licensed copyrights of video content of RMB703 million as of the date of acquisition.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(f)   Acquisition of Youku Tudou Inc. ("Youku Tudou") (Continued)

  (ii)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding 20 years and a weighted-average amortization period of 17.4 years.
  (iii)
  Fair value of the noncontrolling interests is estimated with reference to the purchase price of US$27.60 per ADS in the step acquisition.

  A gain of RMB518 million in relation to the revaluation of the previously held equity interest was recorded in interest and investment income, net in the consolidated income statement for the year ended March 31, 2017. The fair value of the previously held equity interest was estimated with reference to the purchase price of US$27.60 per ADS in the step acquisition.

  The rationale for this transaction is to enable the Company to expand its products and services. Youku Tudou is a core part of the Company's strategy to offer digital entertainment to consumers in the Company's ecosystem, thereby strengthening user engagement and loyalty as well as enabling a new marketing channel for the merchants and brands in the Company's ecosystem. Further, Youku Tudou creates additional revenue sources for the Company from advertising and membership subscriptions. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Youku Tudou and the Company, the assembled workforce and their knowledge and experience in the digital entertainment business.

  Subsequent to the completion of the transaction and as a resolution to negotiations with certain former management members and shareholders of Youku Tudou with respect to an option to purchase up to 15% of its equity, the Company issued 1.3 million ordinary shares and 3.4 million restricted share units of the Company to certain former management members and shareholders in April 2017. The 3.4 million restricted share units contain vesting conditions pursuant to a non-compete agreement which was entered into by the Company and a former management member of Youku Tudou in April 2017.

(g)   Acquisition of Lazada Group S.A. ("Lazada")

  In April 2016, the Company completed an acquisition of approximately 54% equity interest in Lazada for a total cash consideration of US$1,020 million (RMB6,607 million). Lazada operates e-commerce platforms in Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam, with local language websites and mobile apps in each of the six markets. Lazada became a consolidated subsidiary of the Company after the completion of the transaction. In connection with the transaction, the Company entered into a put and call arrangement with certain Lazada shareholders, giving the Company the right to purchase, and the shareholders the right to sell collectively, their remaining equity interest in Lazada at the then fair market value during a six-month period after the first anniversary of the closing of the transaction.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(g)   Acquisition of Lazada Group S.A. ("Lazada") (Continued)

  The total cash consideration of US$1,020 million (RMB6,607 million) was paid upon the closing of the transaction. The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired	2,874
Amortizable intangible assets (i)
User base and customer relationships	2,014
Non-compete agreements	959
Trade names, trademarks and domain names	292
Developed technology and patents	79
Goodwill	5,216
Deferred tax assets	616
Deferred tax liabilities	(1,027)
Noncontrolling interests (ii)	(4,416)

Total	6,607

  (i)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding three years and a weighted-average amortization period of 2.5 years.
  (ii)
  Fair value of the noncontrolling interests is estimated based on the purchase price per issued share of Lazada as of the acquisition date. The noncontrolling interests is classified as mezzanine equity due to certain put and call arrangements with other Lazada shareholders.

  The rationale for this transaction is to enable the Company to expand into new markets internationally. Lazada offers third-party brands and merchants a marketplace solution with simple and direct access to consumers in the six countries in Southeast Asia through a single retail channel. It also sells products owned by its retail operations and has developed its own logistics infrastructure with warehouses and a last-mile delivery fleet to offer quick and reliable delivery to its customers. The Company believes that Lazada will be the vehicle for expansion into the Southeast Asia consumer market, including potential cross-border opportunities to introduce Chinese merchants and international brands to Southeast Asian consumers. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Lazada and the Company, the assembled workforce and their knowledge and experience in e-commerce business in Southeast Asia.

(h)   Acquisition of Alibaba Health Information Technology Limited ("Alibaba Health")

  In April 2014, the Company and Yunfeng completed an acquisition of newly issued ordinary shares representing a total equity and voting interest of approximately 54% in Alibaba Health through their investments in a special purpose entity. The principal activities of Alibaba Health, a company that is listed on the Hong Kong Stock Exchange, consist of pharmaceutical e-commerce, a medical services network business and the operation of product tracking platforms in the PRC. The Company holds a 70% equity interest in the special purpose entity and Yunfeng holds the remaining 30% equity interest. Cash consideration of HK$932 million (RMB741 million) was paid upon the closing of the transaction by the Company to acquire its

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(h)   Acquisition of Alibaba Health Information Technology Limited ("Alibaba Health") (Continued)

  equity interest in the special purpose entity. Although the Company controls the board of the special purpose entity, the investment and shareholders agreement provided that the underlying shares in Alibaba Health are voted by the Company and Yunfeng separately based on their respective effective equity interest, including voting rights. The Company exercised significant influence over Alibaba Health through its effective equity and voting interest of approximately 38% in Alibaba Health, and accounted for Alibaba Health as an equity method investee.

  In July 2015, in preparation of the transfer of the Tmall online pharmacy business operations of the Company to Alibaba Health (of which the agreement was subsequently terminated), the investment and shareholders agreement was amended under which Yunfeng agreed to irrevocably give up its separate voting rights with respect to its indirect interest in Alibaba Health at no consideration. Such control is important for the Company to execute its digital and data-driven healthcare strategy through Alibaba Health as its flagship vehicle in this sector, indirectly benefiting all shareholders including Yunfeng economically. As a result of the amendment, the Company obtained control over the entire 54% equity interest in Alibaba Health through its control over the board and majority of voting rights of the special purpose entity. Consequently, Alibaba Health became a consolidated subsidiary while the Company's effective equity interest in Alibaba Health remains at approximately 38%.

  The equity value of Alibaba Health of HK$64,319 million (RMB50,723 million), estimated based on the market price of the issued shares of Alibaba Health listed on the Hong Kong Stock Exchange which was the more readily determinable fair value as of the deemed acquisition date, was used to allocate the fair value of net assets acquired and the fair value of noncontrolling interests, and calculate the gain of RMB18,603 million. Such gain was recognized in relation to the revaluation of previously held equity interest relating to obtaining control of Alibaba Health in interest and investment income, net in the consolidated income statement for the year ended March 31, 2016.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(h)   Acquisition of Alibaba Health Information Technology Limited ("Alibaba Health") (Continued)

  The allocation of the equity value of Alibaba Health as of the date of the deemed acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired	1,290
Amortizable intangible assets (i)
Developed technology and patents	70
Trade names, trademarks and domain names	35
User base and customer relationships	8
Goodwill	49,320
Deferred tax assets	19
Deferred tax liabilities	(19)

Total	50,723

The equity value comprised of:
- fair value of previously held equity interests	19,264
- fair value of noncontrolling interests	31,459

Total	50,723

  (i)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding three years and a weighted-average amortization period of 2.6 years.

  The rationale for this transaction is to enable the Company to expand its products and services. This transaction will enable the Company to benefit from the focused healthcare expertise of Alibaba Health in the operation of the online pharmacy business and foster consumer trust through the sale of authentic pharmaceuticals through Alibaba Health's verification and authentication technology. Goodwill arising from this acquisition was attributable to the synergies expected from the combined business which will create a technology enabled solution provider to consumers and other participants in the healthcare industry in the PRC.

  In May 2017, the Company entered into an agreement pursuant to which the Company agreed to transfer its business relating to certain regulated health food products on Tmall to Alibaba Health for an aggregate consideration of HK$3.8 billion, which will be paid through the issuance of approximately 1.2 billion newly issued ordinary shares of Alibaba Health. The transaction is subject to customary closing conditions. Upon the closing of this transaction, the Company's effective equity ownership of Alibaba Health will increase to approximately 46%.

(i)   Acquisition of AutoNavi Holdings Limited ("AutoNavi")

  In May 2013, the Company completed an investment of newly issued ordinary shares and convertible preferred shares in AutoNavi representing a 28% equity interest on a fully-diluted basis. AutoNavi is a provider of digital map content and navigation and location based solutions in the PRC that was listed on the Nasdaq Global Select Market ("Nasdaq"). The investment in convertible preferred shares of RMB1,285 million was

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(i)   Acquisition of AutoNavi Holdings Limited ("AutoNavi") (Continued)

  accounted for under the cost method given that the convertible preferred shares were not considered in-substance common stock due to the existence of certain terms such as liquidation preference over ordinary shares, and the investment in ordinary shares of RMB533 million was accounted for under the equity method given the existence of significant influence.

  In July 2014, the Company completed an acquisition of all of the issued and outstanding shares of AutoNavi that the Company did not already own. Following the completion of the transaction, AutoNavi became a wholly-owned subsidiary of the Company and the listing of the ADS of AutoNavi on the Nasdaq was withdrawn.

  The total cash consideration of US$1,032 million (RMB6,348 million) was paid upon the closing of the transaction. The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired	2,236
Amortizable intangible assets (i)
Developed technology and patents	1,387
User base and customer relationships	255
Trade names, trademarks and domain names	249
Goodwill	4,380
Deferred tax assets	72
Deferred tax liabilities	(284)

Total	8,295

Amounts
(in millions of RMB)
Total purchase price comprised of:
- cash consideration	6,348
- fair value of previously held equity interests	1,947

Total	8,295

  (i)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding four years and a weighted-average amortization period of 3.0 years.

  A gain of RMB284 million was recognized in relation to the revaluation of previously held equity interest relating to the step acquisition of AutoNavi in interest and investment income, net in the consolidated income statement for the year ended March 31, 2015. As AutoNavi was a publicly listed company prior to this step acquisition, the fair value of the previously held equity interest was estimated with reference to the market price upon the completion of the transaction, with an adjustment made to reflect other factors that may affect such fair value estimation.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(i)   Acquisition of AutoNavi Holdings Limited ("AutoNavi") (Continued)

  The rationale for this transaction is to enable the Company to expand its products and services. The Company believes the acquisition will help to develop and provide online-to-offline/offline-to-online commerce and location-based services to its mobile commerce user base. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of AutoNavi and the Company, the assembled workforce and the future development initiatives of the assembled workforce to enhance the mobile offerings of the Company beyond e-commerce.

(j)   Acquisition of Alibaba Pictures Group Limited ("Alibaba Pictures")

  In June 2014, the Company acquired control of Alibaba Pictures by completing an investment in newly issued ordinary shares representing an approximately 60% equity interest in Alibaba Pictures for a total cash consideration of HK$6,244 million (RMB4,955 million). Alibaba Pictures, a company that is listed on the Hong Kong Stock Exchange, is principally engaged in the operation of an internet-powered integrated platform that spans entertainment content promotion and distribution, serving consumers, studios and cinema operators.

  The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	5,899
Amortizable intangible assets (ii)
Trade names, trademarks and domain names	95
User base and customer relationships	4
Others	38
Goodwill	9,759
Deferred tax assets	13
Deferred tax liabilities	(17)
Noncontrolling interests (iii)	(10,836)

Total	4,955

  (i)
  Net assets include the cash consideration of RMB4,955 million.
  (ii)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding three years and a weighted-average amortization period of 2.5 years.
  (iii)
  Fair value of the noncontrolling interests is estimated based on the market price of the ordinary shares of Alibaba Pictures as of the acquisition date.

  The rationale for this transaction is to enable the Company to expand its products and services. The Company believes the acquisition will help to advance the Company's vision of making digital media and entertainment available to its customers. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Alibaba Pictures and the Company, the assembled workforce and their knowledge and experience in the entertainment and media industry in the PRC.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(j)   Acquisition of Alibaba Pictures Group Limited ("Alibaba Pictures") (Continued)

  In June 2015, Alibaba Pictures placed newly issued ordinary shares to unrelated third-party investors with aggregate gross proceeds of HK$12,179 million (RMB9,647 million). The Company's equity interest in Alibaba Pictures was therefore diluted to 49.5% upon completion of the placing.

  As a result of the dilution, the Company deconsolidated the financial results of Alibaba Pictures and accounted for its investment under the equity method. A gain of RMB24,734 million arising from the revaluation of the Company's diluted equity interest in Alibaba Pictures was recognized in interest and investment income, net in the consolidated income statement for the year ended March 31, 2016. As Alibaba Pictures is a publicly listed company, the fair value of the remaining equity interest was estimated with reference to the market price upon the completion of the placing.

  In addition, during the year ended March 31, 2016, the Company disposed of its online movie ticketing business and movie and TV series financing platform to Alibaba Pictures at a cash consideration of US$350 million (RMB2,259 million) plus certain reimbursement amounts. A disposal gain of RMB2,214 million was recognized in interest and investment income, net in the consolidated income statement for the year ended March 31, 2016.

(k)   Acquisition of UCWeb Inc. ("UCWeb")

  In June 2014, the Company exchanged all of the issued and outstanding shares in UCWeb held by the other shareholders that the Company did not already own. Prior to this transaction, UCWeb was an equity investee which was accounted for under the cost method and was 66% owned by the Company with a carrying amount of RMB4,394 million. UCWeb is a developer of leading mobile web browsers in the PRC, India and Indonesia.

  The total exchange consideration consisted of 12.3 million restricted shares and RSUs of the Company and US$458 million (RMB2,826 million) in cash. Out of the total exchange consideration, 3.4 million restricted shares and RSUs which is classified as equity, as well as cash consideration of US$126 million (RMB777 million) are settled on a deferred basis. The fair value of restricted shares and RSUs was approximately US$613 million (RMB3,782 million) as of the acquisition date.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(k)   Acquisition of UCWeb Inc. ("UCWeb") (Continued)

  The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	1,159
Amortizable intangible assets (ii)
Non-compete agreements	1,823
Trade names, trademarks and domain names	591
Developed technology and patents	561
User base and customer relationships	106
Goodwill	10,376
Deferred tax liabilities	(21)

Total	14,595

Total purchase price comprised of:
- cash consideration	2,826
- share-based consideration	3,782
- fair value of previously held equity interests	7,987

Total	14,595

  (i)
  Net assets acquired included noncontrolling interests of RMB220 million that is classified as mezzanine equity.
  (ii)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding four years and a weighted-average amortization period of 3.4 years.

  A gain of RMB3,593 million was recognized in relation to the revaluation of previously held equity interest relating to the step acquisition of UCWeb in interest and investment income, net in the consolidated income statement for the year ended March 31, 2015. The fair value of the previously held equity interest was determined using an income approach. As UCWeb is a private company, the fair value of the previously held equity interest is estimated based on significant inputs that market participants would consider, which mainly include revenue growth rate, operating margin, discount rate and other factors that may affect such fair value estimation.

  UCWeb is an important part of the Company's ecosystem to offer mobile services to users from the PRC as well as other parts of the world, thereby strengthening user engagement as well as enabling a new marketing channel for the merchants in the Company's ecosystem. Furthermore, UCWeb creates additional revenue sources for the Company from mobile search and advertising and others. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of UCWeb and the Company, the assembled workforce and the future development initiatives of the assembled workforce to enhance the mobile offerings of the Company beyond e-commerce.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(l)   Acquisition of Shenzhen OneTouch Business Services Ltd. ("OneTouch")

  In May 2014, the Company completed an acquisition of all of the issued and outstanding shares in OneTouch held by the other shareholders that the Company did not already own. The total purchase price consisted of cash consideration of RMB790 million and contingent consideration with a fair value of RMB1,094 million. Prior to this transaction, the Company had previously invested in 65% interest of OneTouch by cash consideration and contingent consideration in 2011 and OneTouch was an equity investee which was accounted for under the equity method with a carrying amount of RMB196 million. OneTouch is a provider of comprehensive export-related services tailored to the needs of small businesses in the PRC, including customs clearance, logistics, cargo insurance, currency exchange, tax refund, financing and certification.

  The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired	105
Amortizable intangible assets (i)
Non-compete agreements	703
Trade names, trademarks and domain names	196
User base and customer relationships	25
Developed technology and patents	4
Goodwill	3,998
Deferred tax liabilities	(232)

Total	4,799

Total purchase price comprised of:
- cash consideration	790
- contingent cash consideration	1,094
- fair value of previously held equity interests	2,915

Total	4,799

  (i)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding five years and a weighted-average amortization period of 4.5 years.

  The amount of the contingent consideration will be determined based on a formula tied to certain future operating targets of OneTouch for the year ended March 31, 2017, which will not exceed RMB3,420 million. The fair value of the contingent consideration included in the total purchase price represents a probability-weighted outcome based on the Company's analysis of the likelihood of the various scenarios underlying this arrangement. A gain of RMB2,719 million was recognized in relation to the revaluation of previously held equity interest relating to the step acquisition of OneTouch in interest and investment income, net in the consolidated income statement for the year ended March 31, 2015.

  The fair value of the previously held equity interest was determined using an income approach. As OneTouch is a private company, the fair value of the previously held equity interest is estimated based on significant inputs that market participants would consider, which mainly include revenue growth rate, operating margin, discount rate and other factors that may affect such fair value estimation.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(l)   Acquisition of Shenzhen OneTouch Business Services Ltd. ("OneTouch") (Continued)

  The rationale for this transaction is to enable the Company to expand its products and services. The Company believes the acquisition will help to serve the wholesale sellers on the international wholesale marketplace by adding a wide range of export-related value-added services. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of OneTouch and the Company, the assembled workforce and their knowledge and experience surrounding export-related services to small businesses in the PRC.

  As of March 31, 2015, 2016 and 2017, the Company assessed the operating and financial targets in connection with the contingent consideration arrangements, and revised the fair value of the contingent consideration payable. As a result, the Company recognized in interest and investment income, net in the consolidated income statements an increase in fair value of contingent consideration of RMB85 million and RMB17 million for the years ended March 31, 2015 and 2016, respectively, and a decrease in fair value of RMB671 million for the year ended March 31, 2017.

(m)   Other acquisitions

  Other acquisitions that constitute business combinations are summarized in the following table:

	Year ended March 31,
	2015	2016	2017
	(in millions of RMB)
Net assets	266	350	(223)
Identifiable intangible assets	421	876	593
Deferred tax assets	5	—	—
Deferred tax liabilities	(95)	(198)	(36)

	597	1,028	334
Noncontrolling interests	(269)	(10)	(110)

Net identifiable assets acquired	328	1,018	224
Goodwill	1,806	1,403	793

Total purchase consideration	2,134	2,421	1,017
Fair value of previously held equity interests	(107)	—	(51)
Purchase consideration settled	(1,927)	(2,360)	(771)

Contingent/deferred consideration as of year end	100	61	195

Total purchase consideration comprised of:
- cash consideration	2,027	2,421	966
- fair value of previously held equity interests	107	—	51

Total	2,134	2,421	1,017

  A loss of RMB61 million, nil and a gain of RMB51 million in relation to the revaluation of previously held equity interest were recognized in the consolidated income statements for the years ended March 31, 2015, 2016 and 2017, respectively, for the above business combinations.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(m)   Other acquisitions (Continued)

  Pro forma results of operations for the acquisitions described above have not been presented because they are not material to the consolidated income statements for the years ended March 31, 2015, 2016 and 2017, either individually or in aggregate.

  Equity investments and others

(n)   Investment in Paytm E-Commerce Private Limited ("Paytm Mall")

  In March 2017, One97 Communications Limited ("Paytm"), one of the largest mobile payment platforms in India which is an equity investee of the Company accounted for under the cost method, completed the spin-off of its e-commerce business, Paytm Mall, to the shareholders of Paytm. Upon the establishment of Paytm Mall, the Company, together with other shareholders of Paytm, subscribed for newly issued common shares of Paytm Mall at par value in proportion to their respective shareholding in Paytm, after which the Company obtained an approximately 8% equity interest in Paytm Mall. In March 2017, the Company subsequently subscribed for newly issued preferred shares in Paytm Mall for a total cash consideration of US$177 million (RMB1,220 million), which increased the Company's total equity interest in Paytm Mall to approximately 36% on a fully diluted basis. Ant Financial Services is also a shareholder of both Paytm and Paytm Mall.

  The investment in the common shares of Paytm Mall is accounted for under the equity method (Note 13) given the existence of significant influence. The investment in preferred shares of Paytm Mall is not considered to be in-substance common stock given that such shares contain certain terms such as dividend and liquidation preferences over ordinary shares. As a result, the investment in preferred shares of Paytm Mall is accounted for under the cost method (Note 13).

(o)   Investment in Qingdao Goodaymart Logistics Co., Ltd. ("RRS")

  In January 2017, the Company exchanged the convertible and exchangeable bond that the Company held into an approximately 24% effective equity interest in RRS. After the exchange, the equity interest in RRS held by the Company increased to 34%. RRS is primarily engaged in the logistics business in the PRC and is a subsidiary of Haier Electronics Group Co., Ltd., a company that is listed on the Hong Kong Stock Exchange and in which the Company has an approximately 2% equity interest. For accounting purpose, the investment in RRS will continue to be accounted for under the equity method after the exchange (Note 13). The fair value of the convertible and exchangeable bond on the date of exchange amounting to RMB1,225 million was recognized as the cost of the approximately 24% equity interest in RRS. Out of this amount, RMB296 million was allocated to amortizable intangible assets, RMB312 million was allocated to goodwill, RMB107 million was allocated to deferred tax liabilities and RMB724 million was allocated to net assets acquired.

  In May 2017, the Company participated in a new financing round of RRS and paid a cash consideration of RMB340 million. The Company's shareholding in RRS remains at approximately 34% upon the completion of such financing round.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(p)   Investment in Singapore Post Limited ("SingPost")

  In July 2014, the Company completed the acquisition of ordinary shares in SingPost, which consisted of newly issued ordinary shares and existing ordinary shares held in treasury by SingPost, representing approximately 10% of the issued share capital of SingPost. SingPost is the national post service provider in Singapore and a leading provider of e-commerce logistics solutions in the Asia-Pacific region that is listed on the Singapore Stock Exchange. The total purchase price of Singapore Dollar ("S$") 313 million (RMB1,548 million) was paid upon the closing of the transaction. In January 2017, the Company completed the subscription for additional newly issued ordinary shares for a total purchase price of S$187 million (RMB892 million) and the Company's equity interest in SingPost was increased to approximately 14%. The total investment in SingPost is accounted for as an available-for-sale security (Note 11).

  In October 2016, the Company invested S$86 million (RMB417 million) for a 34% equity interest in a wholly-owned subsidiary of SingPost, which provides end-to-end e-commerce logistics and fulfillment services across the Asia-Pacific region. The investment is accounted for under the equity method (Note 13).

(q)   Investment in Sanjiang Shopping Club Co., Ltd. ("Sanjiang")

  In November 2016, the Company entered into agreements to acquire existing and newly issued ordinary shares representing an approximately 32% equity interest in Sanjiang for a total cash consideration of RMB1.9 billion. In addition, the Company will also subscribe for exchangeable bonds which are exchangeable into ordinary shares of Sanjiang for a purchase price of RMB188 million. Upon the potential exchange of the exchangeable bonds, the Company's equity interest in Sanjiang would increase to approximately 35%. Sanjiang is one of the leading neighborhood grocery chains in Zhejiang province of the PRC and is listed on the Shanghai Stock Exchange. In January 2017, the Company completed a portion of the transaction relating to the acquisition of ordinary shares from an existing shareholder, representing an approximately 9% equity interest in Sanjiang, for a cash consideration of RMB439 million. Such investment is accounted for under the equity method (Note 13) given the existence of significant influence. RMB290 million of the purchase price was allocated to goodwill, amortizable intangible assets and the corresponding deferred tax liabilities and RMB149 million was allocated to net assets acquired.

  The completion of the subscription of newly issued ordinary shares and the exchangeable bonds is subject to the approval by certain regulatory authorities.

(r)   Investment in YTO Express Group Co., Ltd. ("YTO Express")

  YTO Express is one of the leading express courier companies in the PRC in which Yunfeng is one of its shareholders. YTO Express is also one of the strategic express courier companies participating in the data platform of Cainiao Network to fulfill the logistics needs of businesses, including the Company's core commerce business. In September 2016, YTO Express completed its reverse takeover of a company listed on the Shanghai Stock Exchange. All registered capital of YTO Express previously held by the Company was converted into newly issued ordinary shares of the listed entity of YTO Express, representing an equity interest of approximately 10%. Concurrently, the Company subscribed for newly issued shares of YTO Express for a cash consideration of RMB420 million and its equity interest in YTO Express increased to approximately 11%.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(r)   Investment in YTO Express Group Co., Ltd. ("YTO Express") (Continued)

  Prior to the completion of the reverse takeover, YTO Express was an equity investee accounted for under the cost method in which the Company initially acquired an ownership interest of 12% for a cash consideration of RMB1,500 million in May 2015. After the completion of the reverse takeover in September 2016, the investment in YTO Express is accounted for as an available-for-sale security (Note 11).

(s)   Investment in Weibo Corporation ("Weibo")

  In April 2014, in connection with Weibo's initial public offering, the Company acquired additional shares of Weibo for an aggregate purchase price of US$449 million (RMB2,764 million) pursuant to the option to increase the equity interest by the Company in Weibo to approximately 30% on a fully-diluted basis (including the shares issued in connection with Weibo's initial public offering). Weibo is a social media platform in the PRC that is listed on the Nasdaq. All of the preferred shares previously held by the Company were automatically converted into ordinary shares of Weibo upon completion of Weibo's initial public offering. Prior to the transaction, Weibo was an equity investee accounted for under the cost method in which the Company initially acquired an 18% equity interest on a fully-diluted basis for a cash consideration of US$586 million (RMB3,645 million) in April 2013. After the transaction in April 2014, such investment is accounted for under the equity method. Out of the total purchase consideration, which included the cash purchase price and the carrying amount of the previously held interest in Weibo, RMB1,126 million was allocated to amortizable intangible assets, RMB3,978 million was allocated to goodwill, RMB282 million was allocated to deferred tax liabilities and RMB1,548 million was allocated to net assets acquired.

  In September 2016, the Company acquired an approximately 1% additional equity interest in Weibo for a cash consideration of US$135 million (RMB901 million) from certain existing shareholders of Weibo. As of March 31, 2017, the Company's equity interest in Weibo was approximately 31%. For accounting purpose, the investment in Weibo will continue to be accounted for under the equity method (Note 13). Out of the total purchase consideration of RMB901 million for this additional investment, RMB221 million was allocated to amortizable intangible assets, RMB665 million was allocated to goodwill, RMB56 million was allocated to deferred tax liabilities and RMB71 million was allocated to net assets acquired.

(t)   Investment in Rajax Holding ("Ele.me")

  In March 2016, the Company and Ant Financial Services completed a portion of the subscription for newly issued preferred shares in Ele.me based on a total combined commitment of US$1,250 million, of which the Company's total commitment was US$900 million (RMB5,891 million). Ele.me is an operator of one of the largest mobile food ordering and delivery services platforms in the PRC. Ele.me complements the Company's investment in Koubei (Note 4(ac)) in local services, focusing on food ordering and delivery characterized by high-frequency usage and last-mile logistics within a city.

  The Company paid a cash consideration of US$540 million (RMB3,512 million) for the initial subscription in March 2016, and the remaining committed balance of US$360 million (RMB2,394 million) was settled by cash in August 2016. After the initial subscription, the effective equity interest in Ele.me held by the Company was approximately 20% on a fully-diluted basis. The preferred shares are not considered in-substance common stock given that such shares contain certain terms such as dividend and liquidation preferences over ordinary shares. As a result, the investment in Ele.me is accounted for under the cost method (Note 13).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(t)   Investment in Rajax Holding ("Ele.me") (Continued)

  In April 2017, the Company and Ant Financial Services further subscribed for newly issued preferred shares in Ele.me for a total combined investment amount of US$400 million, of which the Company's investment was US$288 million. After the transaction, the Company's effective equity interest in Ele.me was approximately 23% on a fully-diluted basis.

(u)   Investment in Xiaoju Kuaizhi Inc. ("Didi Chuxing")

  In June 2016, the Company completed an additional investment in preferred shares of Didi Chuxing for a cash consideration of US$200 million (RMB1,318 million), after the Company previously invested US$445 million (RMB2,729 million) through prior financing rounds. Didi Chuxing is a leading transportation network company that provides vehicles and taxis for hire in the PRC via smartphone applications. As of March 31, 2017, the equity interest in Didi Chuxing held by the Company was approximately 7% on a fully-diluted basis. Such investment is accounted for under the cost method (Note 13). In April 2017, Didi Chuxing completed a new round of equity financing, after which the Company's equity interest in Didi Chuxing decreased to approximately 6% on a fully-diluted basis.

(v)   Investment in Intime Retail (Group) Company Limited ("Intime")

  In July 2014, the Company completed the subscription of 9.9% equity interest in Intime through newly issued ordinary shares in conjunction with the subscription of the convertible bond at a total consideration of HK$5,368 million (RMB4,264 million). Intime is one of the leading department store operators in the PRC that was listed on the Hong Kong Stock Exchange. The investment in 9.9% equity interest in Intime was accounted for as an available-for-sale security and the investment in the convertible bond was accounted for under the fair value option and recorded under investment securities.

  In June 2016, the Company completed the conversion of all of the convertible bond that the Company previously subscribed for into newly issued ordinary shares of Intime, at a conversion price of HK$7.13 per share. Upon the completion of the conversion, the Company's equity interest in Intime increased to approximately 28% and the investment is accounted for under the equity method (Note 13). An unrealized loss of HK$246 million (RMB208 million) related to the previously held equity interest that was recorded in accumulated other comprehensive income was released and recognized in interest and investment income, net in the consolidated income statement for the year ended March 31, 2017. The sum of the market value of the previously held equity interest in Intime and the fair value of the convertible bonds on the date of conversion, amounting to RMB4,758 million, was recognized as the cost of investment under the equity method upon the completion of the conversion. Out of this amount, RMB250 million was allocated to amortizable intangible assets, RMB426 million was allocated to deferred tax liabilities and RMB4,934 million was allocated to net assets acquired.

  In May 2017, the Company and the founder of Intime completed the privatization of Intime, upon which all of the issued and outstanding shares of Intime that the Company, the founder of Intime and certain other shareholders did not own were cancelled in exchange for a payment of HK$10.00 per share in cash. The Company paid a total cash consideration of HK$12.6 billion in the privatization. Upon the completion of the privatization, the Company increased its shareholding in Intime to approximately 74% and became the controlling shareholder. The Company expects Intime to support its strategy to transform conventional retail

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(v)   Investment in Intime Retail (Group) Company Limited ("Intime") (Continued)

  by leveraging its substantial consumer reach, rich data and technology. Following the completion of the transaction, the listing of the shares of Intime on the Hong Kong Stock Exchange was withdrawn. Upon the issuance of the consolidated financial statements, the accounting for such business combination, including the purchase price allocation and the gain or loss arising from this transaction, has not been finalized.

(w)   Investment in Suning Commerce Group Co., Ltd. ("Suning")

  In May 2016, the Company completed the subscription for newly issued ordinary shares which represent a 19.99% equity interest in Suning. Suning, a company that is listed on the Shenzhen Stock Exchange, is one of the largest consumer electronics retail chains in the PRC. The total cash consideration of RMB28.2 billion was paid upon the closing of the transaction. The investment in Suning is accounted for under the equity method (Note 13).

  Concurrent with the Company's investment in Suning, Suning subscribed for approximately 26.3 million newly issued ordinary shares of the Company which represent an 1.1% equity interest in the Company for a cash consideration of US$81.51 per ordinary share. The Company's share of Suning's investment in the Company amounting to US$429 million (RMB2,823 million) was deducted from the investment cost of Suning and recognized as an issuance of treasury shares during the year ended March 31, 2017.

  Out of the total purchase consideration, net of the amount related to the treasury shares described above, RMB5,100 million was allocated to amortizable intangible assets, RMB9,113 million was allocated to goodwill, RMB1,582 million was allocated to deferred tax liabilities and RMB12,778 million was allocated to net assets acquired.

(x)   Investment in Cainiao Smart Logistics Network Limited ("Cainiao Network")

  Cainiao Network Technology Co. Ltd., a joint venture which was established by the Company together with other parties with significant operational experience in logistics, retail, and real estate in the PRC, is a logistics data platform that leverages the capacity and capabilities of a network of logistics partners to fulfill the logistics needs of businesses, including the Company's core commerce business. A total amount of RMB2,400 million was invested in the joint venture, in which the Company owned a 48% equity interest as of March 31, 2015.

  In March 2016, Cainiao Network Technology Co. Ltd. completed a restructuring process to establish a new holding company and it became a wholly-owned subsidiary of Cainiao Network. In March 2016, the Company participated in Cainiao Network's equity financing round, after which the Company's investment increased from RMB2,400 million in Cainiao Network Technology Co. Ltd. to RMB6,992 million in Cainiao Network, and the Company's equity interest in Cainiao Network was diluted to approximately 47%. A gain of RMB448 million arising from such deemed disposal was recognized in share of results of equity investees in the consolidated income statement for the year ended March 31, 2016.

  For accounting purpose, the investment in Cainiao Network is accounted for under the equity method (Note 13).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(y)   Investment in Magic Leap, Inc. ("Magic Leap")

  In December 2015, the Company completed an investment in newly issued convertible preferred shares of Magic Leap, representing an approximately 10% equity interest on a fully-diluted basis. Magic Leap is a technological company that focuses on the development of augmented reality technology. The total cash consideration paid was US$430 million (RMB2,775 million). Such investment is accounted for under the cost method (Note 13).

(z)   Investment in CMC Holdings Limited ("CMC")

  In December 2015, the Company completed an investment in preferred shares, representing a 21% equity interest, of CMC. CMC is a new investment platform that focuses on the media and entertainment sectors. The total cash consideration paid was US$197 million (RMB1,270 million). The preferred shares are not considered to be in-substance common stock given that such shares contain certain terms such as dividend and liquidation preferences over ordinary shares. As a result, the investment in preferred shares is accounted for under the cost method (Note 13).

  In addition, the Company acquired a 20% equity interest in a limited partnership in the PRC which is managed by the founder of CMC. The objective of the limited partnership is consistent with that of CMC. Total cash consideration of RMB1,250 million was paid upon the closing of the transaction in December 2015. Such investment is accounted for under the equity method (Note 13).

(aa) Investment in Beijing Shiji Information Technology Co., Ltd. ("Shiji Information")

  In November 2015, the Company completed an investment in newly issued ordinary shares of Shiji Information, representing an approximately 13% equity interest in Shiji Information. Shiji Information, a company that is listed on the Shenzhen Stock Exchange, is primarily engaged in the development and sale of hotel information management system software, system integration and technical service. The total cash consideration of RMB2,389 million was paid upon the closing of the transaction. Such investment is accounted for as an available-for-sale security (Note 11).

(ab) Investment in Huayi Brothers Media Corporation ("Huayi Brothers")

  In August 2015, the Company completed an investment in newly issued ordinary shares of Huayi Brothers, representing an approximately 4% equity interest in Huayi Brothers. Yunfeng is also one of the minority shareholders of Huayi Brothers. Huayi Brothers, a company that is listed on the Shenzhen Stock Exchange, is primarily engaged in the production of television programs and movies in the PRC. The total cash consideration of RMB1,533 million was paid upon the closing of the transaction. Such investment is accounted for as an available-for-sale security (Note 11).

(ac) Investment in Koubei Holding Limited ("Koubei")

  In June 2015, the Company and Ant Financial Services set up Koubei, a joint venture in which the Company and Ant Financial Services each held a 49.6% equity interest, while an unrelated third party affiliated with a major Chinese establishments held the remaining minority equity interest. Koubei integrates the convenience aspects of mobile commerce and big data to provide consumers with information and promotional benefits from local establishments in the PRC.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

4.     Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments (Continued)

(ac) Investment in Koubei Holding Limited ("Koubei") (Continued)

  The capital injection from the Company includes cash of RMB3.0 billion as well as the injection of certain related businesses. The injection of cash and businesses was completed as of March 31, 2016. A gain of RMB128 million which approximated the fair value of the businesses being injected, was recognized in relation to the contribution of the businesses of which the carrying amount was insignificant to Koubei, in interest and investment income, net in the consolidated income statement for the year ended March 31, 2016. For accounting purposes, the investment in Koubei is accounted for under the equity method (Note 13).

  In January 2017, Koubei completed an equity financing led by Yunfeng and other investors through the issuance of newly issued convertible preferred shares. As of March 31, 2017, the Company held an approximately 38% equity interest in Koubei on a fully diluted basis.

(ad) Investment in wealth management products in relation to a founder's investment in Wasu Media Holding Co., Ltd. ("Wasu")

  In April 2015, the Company entered into an arrangement with a bank in the PRC to invest in wealth management products with an aggregate principal amount of RMB7.3 billion, of which RMB420 million was early redeemed in January 2017 and the principal amount was reduced to RMB6.9 billion as of March 31, 2017. The wealth management products carry an interest rate of 5% per annum, with a maturity of five years and the return of principal and interest income on the products are guaranteed by the bank. The wealth management products have been served as collateral to the issuing bank for the issuance of a financing amounting to RMB6.9 billion to one of the founders of the Company to support his minority investment through a PRC limited partnership in Wasu, a company listed on the Shenzhen Stock Exchange which is engaged in the business of digital media broadcasting and distribution in the PRC. The financing has also been collateralized by the equity interests of Wasu held by such PRC limited partnership. The founder has also pledged his interest in the PRC limited partnership to the Company. The founder is exposed to the risks and rewards of the Wasu shares held by the PRC limited partnership. The Company does not have the power to direct the activities of the PRC limited partnership. The Company entered into strategic cooperation agreements with a major shareholder of Wasu in order to enhance the Company's capabilities and profile in the entertainment sector in the PRC. Such investment in the wealth management products is accounted for as a held-to-maturity security (Note 11).

  In addition, the Company entered into a loan agreement for a principal amount of up to RMB2.0 billion with the founder in April 2015 to finance the repayment by the founder of the interest under the above financing. The outstanding loan balances were repayable in ten years and charged at a compound annual interest rate of 8.0%. Loan balances of nil and RMB749 million were drawn down as of March 31, 2016 and 2017, respectively.

(ae) Investment in Meizu Technology Corporation Limited ("Meizu")

  In February 2015, the Company completed an investment in convertible preferred shares of Meizu representing an equity interest of approximately 29% on a fully-diluted basis. Meizu is one of the leading smart phone manufacturers in the PRC. The total cash consideration of US$590 million (RMB3,619 million) was paid upon the closing of the transaction. The convertible preferred shares are not considered in-substance common stock given that such shares contain certain terms such as dividend and liquidation preferences over ordinary shares. As a result, the investment in convertible preferred shares is accounted for under the cost method (Note 13).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

5.     Revenue

  Revenue by segment is as follows:

	Year ended March 31,
	2015	2016	2017
	(in millions of RMB)
Core commerce:
China commerce retail (i)	59,732	80,033	114,109
China commerce wholesale (ii)	3,205	4,288	5,679
International commerce retail (iii)	1,768	2,204	7,336
International commerce wholesale (iv)	4,718	5,425	6,001
Others	113	385	755

Total core commerce	69,536	92,335	133,880
Cloud computing (v)	1,271	3,019	6,663
Digital media and entertainment (vi)	2,191	3,972	14,733
Innovation initiatives and others (vii)	3,206	1,817	2,997

Total	76,204	101,143	158,273

  (i)
  Revenue from China commerce retail is primarily generated from the Company's China retail marketplaces and includes revenue from online marketing services revenue and commissions.
  (ii)
  Revenue from China commerce wholesale is primarily generated from 1688.com and includes fees from memberships and value-added services and revenue from online marketing services.
  (iii)
  Revenue from international commerce retail is primarily generated from AliExpress and Lazada (Note 4(g)) and includes revenue from online marketing services revenue and commissions.
  (iv)
  Revenue from international commerce wholesale is primarily generated from Alibaba.com and includes fees from memberships and value-added services and revenue from online marketing services.
  (v)
  Revenue from cloud computing is primarily generated from the provision of services, such as elastic computing, database, storage and content delivery network, large scale computing, security, management and application services, big data analytics and a machine learning platform, as well as from web-hosting and domain name registration.
  (vi)
  Revenue from digital media and entertainment is primarily generated from Youku Tudou (Note 4(f)) and UCWeb (Note 4(k)) and includes revenue from P4P marketing services and display marketing services and subscriptions.
  (vii)
  Revenue from innovation initiatives and others is primarily generated from businesses such as AutoNavi (Note 4(i)) and other innovation initiatives. Other revenue also includes SME Annual Fee received from Ant Financial Services and interest income generated from micro loans before the completion of the restructuring of Payment Services during the year ended March 31, 2015 (Note 4(b)).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

5.     Revenue (Continued)

  Revenue by type of service is as follows:

	Year ended March 31,
	2015	2016	2017
	(in millions of RMB)
Online marketing services
P4P and display marketing	36,197	53,185	83,581
Other online marketing services	3,938	3,963	5,706

Total online marketing services	40,135	57,148	89,287
Commission	22,705	27,793	37,848
Membership fees and value-added services	6,431	7,627	10,638
Cloud computing services	1,271	3,019	6,663
Other revenue (i)	5,662	5,556	13,837

Total	76,204	101,143	158,273

  (i)
  Other revenue mainly represents revenue from other services provided by Youku Tudou (Note 4(f)), Lazada (Note 4(g)), AutoNavi (Note 4(i)) and UCWeb (Note 4(k)), storefront fees, SME Annual Fee received from Ant Financial Services and interest income generated from micro loans before the completion of the restructuring of Payment Services during the year ended March 31, 2015 (Note 4(b)).

6.     Other income, net

	Year ended March 31,
	2015	2016	2017
	(in millions of RMB)
Royalty fee and software technology services fee charged to Ant Financial Services and Alipay (Note 22)	1,667	1,122	2,086
Government grants (i)	327	401	451
Amortization of the excess value in relation to the restructuring of Payment Services (Note 4(b))	(166)	(264)	(264)
Exchange differences	1	(563)	2,328
Others	657	1,362	1,485

Total	2,486	2,058	6,086

  (i)
  Government grants mainly represent amounts received from central and local governments in connection with the Company's investments in local business districts and contributions to technology development.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

7.     Income tax expenses

  Composition of income tax expenses

	Year ended March 31,
	2015	2016	2017
	(in millions of RMB)
Current income tax expense	4,757	7,223	13,495
Deferred taxation	1,659	1,226	281

	6,416	8,449	13,776

  Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed. The Company's subsidiaries incorporated in Hong Kong were subject to the Hong Kong profits tax rate at 16.5% for the years ended March 31, 2015, 2016 and 2017. The Company's subsidiaries incorporated in other jurisdictions such as Singapore, Indonesia and other southeast Asian countries were subject to income tax charges calculated on the basis of the tax laws enacted or substantially enacted in the countries where the Company's subsidiaries operate and generate income.

  Current income tax expense primarily represents the provision for PRC Enterprise Income Tax ("EIT") for subsidiaries operating in the PRC and withholding tax on earnings that have been declared for distribution by PRC subsidiaries to offshore holding companies. Substantially all of the Company's income before income tax and share of results of equity investees are generated by these subsidiaries. These subsidiaries are subject to EIT on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws, rules and regulations in the PRC.

  Under the PRC Enterprise Income Tax Law (the "EIT Law"), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law provides for, among others, a preferential tax rate of 15% for enterprises qualified as High and New Technology Enterprises. Further, certain subsidiaries were recognized as Software Enterprises and thereby entitled to enjoy full exemption from EIT for two years beginning with their first profitable calendar year and a 50% reduction for the subsequent three calendar years. In addition, a duly recognized Key Software Enterprise within China's national plan can enjoy a preferential EIT rate of 10%. The Key Software Enterprise status is subject to review by the relevant authorities every year. The timing of the annual review and notification by the relevant authorities may vary from year to year, and the related tax adjustments in relation to the change in applicable EIT rate are accounted for in the period in which the Key Software Enterprise status is recognized.

  The tax status of the subsidiaries of the Company with major taxable profits is described below:

  •
  Alibaba (China) Technology Co., Ltd. ("Alibaba China") and Taobao (China) Software Co., Ltd. ("Taobao China"), entities primarily engaged in the operations of the Company's wholesale marketplaces and Taobao Marketplace, respectively, obtained the annual review and notification relating to the renewal of the Key Software Enterprises status for the taxation year of 2015 in August 2016. Accordingly, Alibaba China and Taobao China, which qualified as High and New Technology Enterprises and applied an EIT rate of 15% for the taxation year of 2015, had reflected the tax adjustments to apply an EIT rate of 10% for the taxation year of 2015 with the total adjustment amount of RMB720 million in the consolidated income statement for the year ended March 31, 2017.

  The annual review and notification relating to the renewal of the Key Software Enterprises status for the taxation year of 2016 had not yet been obtained as of March 31, 2017. Accordingly, Alibaba China and Taobao

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

7.     Income tax expenses (Continued)

  China continued to apply an EIT rate of 15% for the taxation year of 2016 as High and New Technology Enterprises.

  •
  Zhejiang Tmall Technology Co., Ltd. ("Tmall China"), an entity primarily engaged in the operations of Tmall, was recognized as a High and New Technology Enterprise and has been granted the Software Enterprise status and was thereby entitled to enjoy an income tax exemption for two years beginning with its first profitable year in taxation year of 2012, and a 50% reduction for the subsequent three years starting in the taxation year of 2014. Accordingly, Tmall China was entitled to an EIT rate of 12.5% during the taxation years of 2014, 2015 and 2016 and 15% thereafter for so long as Tmall China continues to qualify as a High and New Technology Enterprise.

  Most of the remaining PRC entities of the Company are subject to EIT at 25% for the years ended March 31, 2015, 2016 and 2017.

  Pursuant to the EIT Law, a 10% withholding tax is levied on dividends declared by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable if direct foreign investors with at least 25% equity interest in the PRC company are incorporated in Hong Kong and meet the relevant requirements pursuant to the tax arrangement between the PRC and Hong Kong. Since the equity holders of the major PRC subsidiaries of the Company are Hong Kong incorporated companies and meet the relevant requirements pursuant to the tax arrangement between the PRC and Hong Kong, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As of March 31, 2017, the Company had fully accrued the withholding tax on the earnings distributable by all of the subsidiaries of the Company in the PRC, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB28.2 billion.

  Composition of deferred tax assets and liabilities

	As of March 31,
	2016	2017
	(in millions of RMB)
Deferred tax assets
Licensed copyrights of video content	—	574
Tax losses carried forward and others (i)	1,845	5,969

	1,845	6,543
Less: Valuation allowance	(1,364)	(5,505)

Total deferred tax assets (Note 12)	481	1,038

Deferred tax liabilities
Withholding tax on undistributed earnings (ii)	(5,452)	(6,377)
Identifiable intangible assets	(508)	(2,358)
Available-for-sale securities and others	(520)	(1,626)

Total deferred tax liabilities	(6,480)	(10,361)

Net deferred tax liabilities	(5,999)	(9,323)

  (i)
  Others is primarily comprised of property and equipment, deferred revenue and customer advances, as well as accrued expenses which are not deductible until paid under PRC tax laws.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

7.     Income tax expenses (Continued)

  (ii)
  The related deferred tax liabilities as of March 31, 2016 and 2017 were provided on the assumption that 100% of the distributable reserves of the major PRC subsidiaries will be distributed as dividends, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB28.2 billion.

  Valuation allowances have been provided on the deferred tax assets mainly related to the tax losses carried forward due to the uncertainty surrounding their realization. If events occur in the future that improve the certainty of realization, an adjustment to the valuation allowances will be made and consequently income tax expenses will be reduced.

  As of March 31, 2017, the accumulated tax losses of subsidiaries incorporated in Singapore, Indonesia and Hong Kong, subject to the agreement of the relevant tax authorities, of RMB1,569 million, RMB1,545 million and RMB1,149 million, respectively, are allowed to be carried forward to offset against future taxable profits. Such carry forward of tax losses in Hong Kong and Singapore has no time limit, while the tax losses in Indonesia will expire, if unused, in the years ending March 31, 2018 through 2022. The accumulated tax losses of subsidiaries incorporated in the PRC, subject to the agreement of the PRC tax authorities, of RMB7,142 million as of March 31, 2017 will expire, if unused, in the years ending March 31, 2018 through 2022.

  Reconciliation of the differences between the statutory EIT rate applicable to profits of the consolidated entities and the income tax expenses of the Company:

	Year ended March 31,
	2015	2016	2017
	(in millions of RMB, except per share data)
Income before income tax and share of results of equity investees	32,326	81,468	60,029
Income tax computed at statutory EIT rate (25%)	8,082	20,367	15,007
Effect of different tax rates available to different jurisdictions	33	(869)	(772)
Effect of tax holiday and preferential tax benefit on assessable profits of subsidiaries incorporated in the PRC	(5,881)	(6,680)	(10,507)
Non-deductible expenses and non-taxable income, net (i)	3,368	(4,994)	6,090
Tax savings from additional deductions on certain research and development expenses available for subsidiaries incorporated in the PRC (ii)	(1,096)	(1,205)	(1,694)
Withholding tax on the earnings remitted and anticipated to be remitted	1,898	1,573	3,009
Change in valuation allowance, deduction of certain share-based compensation expense and others (iii)	12	257	2,643

Income tax expenses	6,416	8,449	13,776

Effect of tax holidays inside the PRC on basic earnings per share/ADS (RMB)	2.57	2.72	4.21

  (i)
  Expenses not deductible for tax purposes and non-taxable income primarily represent investment income (loss), share-based compensation expense, interest expense and exchange differences. Investment income (loss) during the year ended March 31, 2016 included gains from the revaluation of the Company's remaining equity interest in Alibaba Pictures (Note 4(j)) and from the revaluation of previously held equity interest relating to the acquisition of Alibaba Health (Note 4(h)). Investment income (loss) during

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

7.     Income tax expenses (Continued)

    the year ended March 31, 2017 included gains from the revaluation of previously held equity interest relating to the acquisition of Damai (Note 4(c)) and Youku Tudou (Note 4(f)).

  (ii)
  This amount represents tax incentives relating to the research and development expenses of certain major operating subsidiaries in the PRC. This tax incentive enables the Company to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred.
  (iii)
  This amount primarily represents valuation allowance against the deferred tax assets associated with operating losses, amortization of licensed copyrights of video content and other timing differences which may not be realized as a tax benefit.

8.     Share-based awards

  Share-based awards such as incentive and non-statutory options, restricted shares, RSUs, dividend equivalent rights, share appreciation rights and share payments may be granted to any directors, employees and consultants of the Company or affiliated companies under the employee share option plans adopted in 1999, 2004, 2005, the share incentive plan adopted in 2007 and the equity incentive plan adopted in 2011, which govern the terms of the awards. In September 2014, the Company adopted a post-IPO equity incentive plan (the "2014 Plan"). Share-based awards are only available for issuance under our 2014 Plan. If an award under the previous plan terminates, expires or lapses, or is cancelled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2014 Plan. On April 1, 2015 and each anniversary thereof, an additional amount equal to the lesser of (A) 25,000,000 ordinary shares, and (B) such lesser number of ordinary shares determined by the board of directors will become available for the grant of a new award under the 2014 Plan. The 2014 Plan has a ten-year term. All share-based awards granted under the 2014 Plan are subject to dilution protection should the capital structure of the Company be affected by a share split, reverse share split, share dividend or other dilutive action. The 2014 Plan has substantially similar terms as the plan adopted in 2011 except that (i) the 2014 Plan is administered by the compensation committee of the board (or a subcommittee thereof), or such other committee of the board to which the board has delegated power to act, or the board in the absence of any such committee, and (ii) certain terms are adjusted for the purposes of compliance with the Sarbanes-Oxley Act of 2002, U.S. Securities Act of 1933 and the regulations thereunder, as amended from time to time and U.S. Securities Exchange Act of 1934 and the regulations thereunder, as amended from time to time, among others. As of March 31, 2017, the number of shares authorized but unissued was 29,079,770 ordinary shares.

  Share options and RSUs granted are generally subject to a four-year vesting schedule as determined by the administrator of the plans. Under the four-year vesting schedule, depending on the nature and the purpose of the grant, share options and RSUs in general vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the grant agreement, and 25% every year thereafter. No outstanding share options or RSUs will be exercisable or subject to vesting after the expiry of a maximum of six years from the date of grant. Starting from the year ended March 31, 2015, certain share options and RSUs granted to senior management members of the Company were subject to a six-year pro rata vesting schedule. No outstanding share options or RSUs will be exercisable or subject to vesting after the expiry of a maximum of eight years from the date of grant.

  Early exercise of share options is allowable under all the aforementioned plans; however, any unvested shares are subject to repurchase by the Company at the lower of the original exercise price or the fair market value upon termination of service contracts with the grantees.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

8.     Share-based awards (Continued)

(a)   Share options relating to ordinary shares of the Company

  A summary of changes in the share options relating to ordinary shares granted by the Company during the year ended March 31, 2017 is as follows:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual life
		US$	(in years)
Outstanding at April 1, 2016	17,707,328	54.37	5.6
Granted	275,000	78.71
Exercised	(5,262,533)	41.04
Cancelled/forfeited/expired	(1,006,792)	42.68

Outstanding at March 31, 2017 (i)	11,713,003	61.94	5.0

Vested and exercisable at March 31, 2017	2,144,259	59.15	4.9
Vested and expected to vest at March 31, 2017 (ii)	11,347,974	61.42	5.0
  (i)
  Outstanding options as of March 31, 2017 include 1,141,875 unvested options early exercised.
  (ii)
  Share options expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding share options, including early exercised options.

  As of March 31, 2016 and 2017, 384,116 and 347,513 outstanding share options were held by non-employees, respectively. These share options are subject to re-measurement through each vesting date to determine the appropriate amount of the expense.

  As of March 31, 2017, the aggregate intrinsic value of all outstanding options was RMB3,704 million. As of the same date, the aggregate intrinsic value of options that were vested and exercisable and options that were vested and expected to vest is RMB719 million and RMB3,629 million, respectively.

  During the years ended March 31, 2015, 2016 and 2017, the weighted average grant date fair value of share options granted was US$23.07, US$28.65 and US$22.89, respectively, and the total grant date fair value of options vested during the same years was RMB134 million, RMB602 million and RMB348 million, respectively. During the same years, the aggregate intrinsic value of share options exercised was RMB488 million, RMB556 million and RMB1,799 million, respectively.

  Cash received from option exercises under the share option plans, including repayment of loans and interest receivable on employee loans for the exercise of vested options, for the years ended March 31, 2015, 2016 and 2017 was RMB313 million, RMB693 million and RMB287 million, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

8.     Share-based awards (Continued)

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes model and the assumptions below:

	Year ended March 31,
	2015	2016	2017
Risk-free interest rate (i)	1.38% - 1.99%	1.24% - 1.79%	1.23% - 1.30%
Expected dividend yield (ii)	0%	0%	0%
Expected life (years) (iii)	4.25 - 5.75	4.25 - 5.75	4.38
Expected volatility (iv)	35.0% - 40.8%	33.4% - 35.7%	31.7% - 33.2%
  (i)
  Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share options in effect at the time of grant.
  (ii)
  Expected dividend yield is assumed to be 0% as the Company has no history or expectation of paying a dividend on its ordinary shares.
  (iii)
  Expected life of share options is based on the average between the vesting period and the contractual term for each grant.
  (iv)
  Expected volatility is assumed based on the historical volatility of the Company's comparable companies in the period equal to the expected life of each grant.

  As of March 31, 2017, there were RMB566 million of unamortized compensation costs related to these outstanding share options, net of expected forfeitures and after re-measurement applicable to share options granted to non-employees. These amounts are expected to be recognized over a weighted average period of 2.4 years.

  During the years ended March 31, 2015, 2016 and 2017, the Company recognized share-based compensation expense of RMB1,152 million, RMB578 million and RMB524 million, respectively, in connection with the above share options, net of cash reimbursement from related companies, including Ant Financial Services (Note 22).

(b)   RSUs relating to ordinary shares of the Company

  A summary of changes in the RSUs related to ordinary shares granted by the Company during the year ended March 31, 2017 is as follows:

	Number of RSUs	Weighted-average grant date fair value
		US$
Awarded and unvested at April 1, 2016	71,836,365	59.75
Granted	25,796,789	82.41
Vested	(21,945,063)	54.74
Cancelled/forfeited	(6,092,372)	66.06

Awarded and unvested at March 31, 2017	69,595,719	69.18

Expected to vest at March 31, 2017 (i)	60,534,893	67.98

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

8.     Share-based awards (Continued)

  (i)
  RSUs expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding RSUs.

  As of March 31, 2016 and 2017, 5,880,443 and 4,594,874 outstanding RSUs were granted to non-employees, respectively. These awards are subject to re-measurement through each vesting date to determine the appropriate amount of the expense.

  As of March 31, 2017, there were RMB12,847 million of unamortized compensation costs related to these outstanding RSUs, net of expected forfeitures and after re-measurement applicable to these awards granted to non-employees. These amounts are expected to be recognized over a weighted average period of 2.0 years.

  During the years ended March 31, 2015, 2016 and 2017, the Company recognized share-based compensation expense of RMB7,767 million, RMB9,915 million and RMB12,322 million, respectively, in connection with the above RSUs, net of cash reimbursement from related companies, including Ant Financial Services (Note 22).

(c)   Partner Capital Investment Plan relating to ordinary shares of the Company

  Beginning in 2013, the Company offered selected members of the Alibaba Partnership rights to acquire restricted shares of the Company. For the rights offered before 2016, such rights and the underlying restricted shares were subject to a non-compete provision, and the holders were entitled to purchase restricted shares at a price of US$14.50 per share during a four-year period. Upon the exercise of such rights, the underlying ordinary shares may not be transferred for a period of eight years from the date of subscription of the relevant rights. For the rights offered in 2016, such rights and the underlying restricted shares were subject to certain service provisions that were not related to employment, and holders were entitled to purchase restricted shares at a price of US$23.00 per share over a period of ten years from the vesting commencement date.

  The number of ordinary shares underlying these rights is 18,000,000 shares, of which the rights to subscribe for 16,500,000 shares were offered and subscribed up to March 31, 2017. The rights offered before 2016 were accounted for as a noncontrolling interest of the Company as such rights were issued by the subsidiaries and classified as equity at the subsidiary level. The rights offered in 2016 were accounted for as share options issued by the Company.

  As of March 31, 2017, there were RMB545 million of unamortized compensation costs related to these rights. These amounts are expected to be recognized over a weighted average period of 4.9 years. Share-based compensation expense of RMB211 million, nil and RMB241 million was recognized in connection with these rights for the years ended March 31, 2015, 2016 and 2017, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

8.     Share-based awards (Continued)

  The fair value of each right to acquire restricted shares is estimated on the subscription date using the Black-Scholes model and the assumptions below:

	Year ended March 31,
	2015	2016	2017
Risk-free interest rate (i)	1.50%	—	1.86%
Expected dividend yield (ii)	0%	—	0%
Expected life (years) (iii)	4.00	—	8.25
Expected volatility (iv)	38.1%	—	39.0%
Discount for post-vesting sale restrictions (v)	35.0%	—	—
  (i)
  Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share-based awards in effect at the time of grant.
  (ii)
  Expected dividend yield is assumed to be 0% as the Company has no history or expectation of paying a dividend on its ordinary shares.
  (iii)
  Expected life of the rights is based on management's estimate on timing of redemption for ordinary shares by the participants.
  (iv)
  Expected volatility is assumed based on the historical volatility of the Company's comparable companies in the period equal to expected life of each right.
  (v)
  Discount for post-vesting sale restrictions applied on the underlying ordinary shares takes into consideration the restriction on sales of eight years.

(d)  Share-based awards relating to Ant Financial Services

  Junhan, the general partner of which is controlled by the executive chairman of the Company and a major equity holder of Ant Financial Services, made grants of certain share-based awards similar to share appreciation awards linked to the valuation of Ant Financial Services to a substantial number of employees of the Company. The vesting of such awards is conditional upon the fulfillment of requisite service conditions to the Company, and such awards will be settled in cash by Junhan upon the disposal by the holders. Junhan has the right to repurchase the vested awards from the holders upon an initial public offering of Ant Financial Services or the termination of the employment of the employees with the Company at a price to be determined based on the then fair market value of Ant Financial Services. The Company has no obligation to reimburse Junhan, Ant Financial Services or its subsidiaries for the cost associated with these awards.

  For accounting purposes, the cost relating to such share-based awards granted by the shareholder through Junhan is recognized by the Company as a shareholder contribution as the awards will ultimately be settled in cash by Junhan. The awards meet the definition of a financial derivative and are initially measured at their fair value. Given the nature of this transaction, the related expense will be recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of the awards are recorded in the consolidated income statements through the date on which the underlying awards are settled by Junhan.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

8.     Share-based awards (Continued)

(d)   Share-based awards relating to Ant Financial Services (Continued)

  As of March 31, 2017, there were RMB1,039 million of unamortized compensation costs related to these outstanding share-based awards of Ant Financial Services granted by Junhan, net of expected forfeitures and after re-measurement applicable to these awards. These amounts are expected to be recognized over a weighted average period of 1.6 years.

  During the years ended March 31, 2015, 2016 and 2017, the Company recognized expenses of RMB3,788 million, RMB5,506 million and RMB2,188 million in respect of the share-based awards relating to Ant Financial Services granted by Junhan, respectively.

(e)   Share-based compensation expense by function

	Year ended March 31,
	2015	2016	2017
	(in millions of RMB)
Cost of revenue	4,176	4,003	3,893
Product development expenses	3,876	5,703	5,712
Sales and marketing expenses	1,235	1,963	1,772
General and administrative expenses	3,741	4,413	4,618

Total	13,028	16,082	15,995

9.     Earnings per share

  Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, adjusted for outstanding ordinary shares that are subject to repurchase.

  For the calculation of diluted earnings per share, net income attributable to ordinary shareholders for basic earnings per share is adjusted by the effect of dilutive securities, including share-based awards, under the treasury stock method. In addition, the computation of the diluted earnings per share assumes the conversion of Convertible Preference Shares (Note 21) since their issuance. Potentially dilutive securities, of which the amounts are insignificant, have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

9.     Earnings per share (Continued)

  The following table sets forth the computation of basic and diluted net income per share/ADS for the following periods:

	Year ended March 31,
	2015	2016	2017
	(in millions of RMB, except share data and per share data)
Numerator:
Net income attributable to ordinary shareholders for computing net income per ordinary share – basic	24,149	71,460	43,675
Reversal of accretion of Convertible Preference Shares	15	—	—
Reversal of dividend of Convertible Preference Shares	97	—	—
Dilution effect arising from share-based awards issued by a subsidiary and equity investees	—	—	(11)

Net income attributable to ordinary shareholders for computing net income per ordinary share – diluted	24,261	71,460	43,664
Shares (denominator):
Weighted average number of shares used in calculating net income per ordinary share – basic (million shares)	2,337	2,458	2,493
Adjustments for dilutive share options and RSUs (million shares)	120	104	80
Conversion of Convertible Preference Shares (million shares)	43	—	—

Weighted average number of shares used in calculating net income per ordinary share – diluted (million shares)	2,500	2,562	2,573
Net income per ordinary share/ADS – basic (RMB)	10.33	29.07	17.52

Net income per ordinary share/ADS – diluted (RMB)	9.70	27.89	16.97

10.   Restricted cash and escrow receivables

	As at March 31,
	2016	2017
	(in millions of RMB)
Cash pledged for a bank in connection with its loan facilities for option exercise in favor of employees of the Company and its related companies	302	—
Cash pledged for treasury management activities	760	—
Money received or receivable on escrow services offered by AliExpress (i)	—	2,528
Others	284	127

	1,346	2,655

  (i)
  The amount represents customer funds held by external payment networks outside the PRC in relation to the online transaction services of AliExpress with a corresponding liability recorded under escrow money payable.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

11.   Investment securities and fair value disclosure

	As of March 31, 2016
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Fair value
	(in millions of RMB)
Assets
Trading securities:
Listed equity securities	646	230	(105)	—	771
Financial derivatives	7	171	—	—	178
Available-for-sale securities:
Listed equity securities and other treasury investments	12,701	5,940	(438)	(957)	17,246
Held-to-maturity securities	10,760	—	—	(7)	10,753
Investment securities accounted for under the fair value option	4,256	366	—	—	4,622

	28,370	6,707	(543)	(964)	33,570

	As of March 31, 2017
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Fair value
	(in millions of RMB)
Assets
Available-for-sale securities:
Listed equity securities	15,325	9,792	(836)	(1,019)	23,262
Held-to-maturity securities	12,241	—	—	(180)	12,061
Investment securities accounted for under the fair value option	183	—	—	—	183

	27,749	9,792	(836)	(1,199)	35,506

  During the years ended March 31, 2016 and 2017, the Company completed several investments accounted for as investment securities. Details of these significant investments are summarized in Note 4.

  During the years ended March 31, 2015, 2016 and 2017, gross realized gains of RMB141 million, RMB1,012 million and RMB6,306 million and gross realized losses of RMB97 million, RMB410 million and RMB534 million from disposals of investment securities were recognized in interest and investment income, net in the consolidated income statements, respectively. During the same period, impairment losses of nil, RMB962 million and RMB173 million were charged in interest and investment income, net in the consolidated income statements, respectively, as a result of other-than-temporary decline in values related to a listed equity security and held-to-maturity securities.

  As of March 31, 2015, 2016 and 2017, net unrealized gains of RMB3,384 million, RMB5,502 million and RMB8,956 million on available-for-sale securities were recorded in accumulated other comprehensive income, respectively. For available-for-sale securities with unrealized losses, their related aggregate fair values amounted to RMB4,929 million, RMB1,751 million and RMB4,366 million as of March 31, 2015, 2016 and 2017, respectively. The carrying amounts of available-for-sale securities that were in a loss position over twelve months were insignificant as of the same dates.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

11.   Investment securities and fair value disclosure (Continued)

  The carrying amount of long-term held-to-maturity investments approximates their fair value due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1	-	Valuations based on unadjusted quoted prices for identical assets and liabilities in active markets.
Level 2	-	Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3	-	Valuations based on unobservable inputs reflecting assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

  Fair value of short-term investments and listed equity securities are based on quoted prices in active markets for identical assets or liabilities. All other financial instruments, such as derivative instruments and forward exchange contracts, are valued based on quoted market prices of similar instruments and other significant inputs derived from or corroborated by observable market data. Convertible and exchangeable bonds are valued using binomial model with unobservable inputs including risk-free interest rate, expected volatility and dividend yield. Contingent consideration is valued using an expected cashflow method with unobservable inputs including the probability to achieve the operating and financial targets, which is assessed by the Company, in connection with the contingent consideration arrangements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

11.   Investment securities and fair value disclosure (Continued)

  The following table summarizes the Company's assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	As of March 31, 2016
	Level 1	Level 2	Level 3	Total
	(in millions of RMB)
Assets
Short-term investments	4,700	—	—	4,700
Restricted cash and escrow receivables	1,346	—	—	1,346
Trading securities:
Listed equity securities	771	—	—	771
Financial derivatives	—	178	—	178
Available-for-sale securities:
Listed equity securities	17,246	—	—	17,246
Investment securities accounted for under the fair value option	—	—	4,622	4,622

	24,063	178	4,622	28,863

Liabilities
Forward exchange contracts	—	461	—	461
Contingent consideration in relation to investments and acquisitions	—	—	1,264	1,264

	—	461	1,264	1,725

	As of March 31, 2017
	Level 1	Level 2	Level 3	Total
	(in millions of RMB)
Assets
Short-term investments	3,011	—	—	3,011
Restricted cash and escrow receivables	2,655	—	—	2,655
Available-for-sale securities:
Listed equity securities	23,262	—	—	23,262
Investment securities accounted for under the fair value option	—	—	183	183
Interest rate swap contracts	—	436	—	436

	28,928	436	183	29,547

Liabilities
Forward exchange contracts	—	78	—	78
Contingent consideration in relation to investments and acquisitions	—	—	921	921

	—	78	921	999

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

11.   Investment securities and fair value disclosure (Continued)

  Convertible and exchangeable bonds accounted for under the fair value option:

Amounts
(in millions of RMB)
Balance at April 1, 2015	3,719
Net increase in fair value	630
Foreign currency translation adjustments	273

Balance at March 31, 2016	4,622
Decrease in fair value	(113)
Conversion or exchange (Notes 4(o) and 4(v))	(4,678)
Foreign currency translation adjustments	169

Balance at March 31, 2017	—

  Contingent consideration in relation to investments and acquisitions:

Amounts
(in millions of RMB)
Balance at April 1, 2015	1,278
Net decrease in fair value	(14)

Balance at March 31, 2016	1,264
Additions	293
Net decrease in fair value	(642)
Foreign currency translation adjustment	6

Balance at March 31, 2017	921

  Other than contingent consideration disclosed in Note 4(l), other items included in contingent consideration as of March 31, 2016 and 2017 are individually insignificant.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

12.   Prepayments, receivables and other assets

	As of March 31,
	2016	2017
	(in millions of RMB)
Current:
VAT receivables (i)	6,589	8,810
Accounts receivable, net of allowance	1,209	4,388
Amounts due from related companies (ii)	3,236	4,131
Prepaid cost of revenue, sales and marketing expenses and others	1,242	3,388
Receivable for proceeds from disposal of investments	—	2,786
Deferred direct selling costs (iii)	948	1,283
Loan receivables, net	390	812
Advances to customers and merchants	435	788
Interest receivables	314	447
Licensed copyrights of video content	—	327
Employee loans and advances (iv)	124	176
Others	2,055	1,072

	16,542	28,408

Non-current:
Prepayment for acquisition of property and equipment	4,358	4,018
Prepayment for licensed copyrights of video content and others	—	1,639
Employee loans (iv)	451	451
Fair value of interest rate swap contracts	—	436
Deferred tax assets (Note 7)	481	1,038
Deferred direct selling costs (iii)	148	114
Prepaid upfront fees related to long-term borrowings	184	53
Others	666	954

	6,288	8,703

  (i)
  VAT receivables mainly represent VAT receivable from relevant PRC tax authorities arising from OneTouch's VAT refund service. OneTouch provides advance settlement of relevant VAT refund amounts to its customers prior to receiving such VAT refund from tax authorities. To provide this service, OneTouch relies on short-term banking facilities and takes on credit risk if OneTouch fails to recover the prepaid VAT amount.
  (ii)
  Amounts due from related parties primarily represent balances arising from transactions with Ant Financial Services and its subsidiaries (Note 4(b) and 22). The balances are unsecured, interest free and repayable within the next twelve months.
  (iii)
  The Company is obligated to pay certain costs upon the receipt of membership fees from merchants or other customers, which primarily consist of sales commissions. The membership fees are initially deferred and recognized as revenue in the consolidated income statements in the period in which the services are rendered. As such, the related costs are also initially deferred and recognized in the consolidated income statements in the same period as the related service fees are recognized.
  (iv)
  Employee loans mainly represent full recourse, interest-bearing share purchase, option exercise and tax loans, with a term of four to five years, to employees of the Company and its related companies in order

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

12.   Prepayments, receivables and other assets (Continued)

    to finance their purchase of ordinary shares, exercise of options underlying the ordinary shares as well as payment of related personal taxes. Such employee loans are pledged by the ordinary shares owned by the employees and carry interest at market rates. The balance also includes an interest-free loan program, with a term of five years, to eligible employees for purchase of their first residential properties.

13.   Investment in equity investees

	Cost method	Equity method	Total
	(in millions of RMB)
Balance at April 1, 2015	15,673	18,204	33,877
Additions (i)	19,764	41,968	61,732
Share of results, other comprehensive income and other reserves (ii)	—	(1,296)	(1,296)
Less: disposals and transfers (iii)	(2,150)	(751)	(2,901)
Less: impairment loss	(902)	—	(902)
Foreign currency translation adjustments	879	72	951

Balance at March 31, 2016	33,264	58,197	91,461
Additions (i)	8,860	35,154	44,014
Share of results, other comprehensive income and other reserves (ii)	—	(2,074)	(2,074)
Less: disposals and transfers (iii)	(6,275)	(6,215)	(12,490)
Less: impairment loss	(2,125)	(245)	(2,370)
Foreign currency translation adjustments	1,680	147	1,827

Balance at March 31, 2017	35,404	84,964	120,368

  (i)
  Additions during the year ended March 31, 2016 included the fair value of the retained noncontrolling investment in Alibaba Pictures which is accounted for as an equity method investee after the deconsolidation (Note 4(j)). Additions during the year ended March 31, 2017 included the investments of RRS (Note 4(o)) and Intime (Note 4(v)). The investment in RRS is accounted for as an equity method investee upon the exchange of the convertible and exchangeable bond in January 2017. The investment in Intime was accounted for as an equity method investee upon the conversion of the convertible bond in June 2016 and before the privatization of Intime in May 2017.

  (ii)
  Share of results, other comprehensive income and other reserves included the share of results of the equity investees, the gain or loss arising from the deemed disposal of the equity investees and the amortization of basis differences. The balance excluded the expenses in connection with the share-based awards relating to ordinary shares of the Company and Ant Financial Services granted to employees of certain equity investees (Note 8(d)).

  (iii)
  During the year ended March 31, 2016, disposals under the cost method were primarily related to the partial disposal of the Company's investment in an equity investee. A gain of approximately RMB3,078 million arising from such disposal was recognized in interest and investment income, net in the consolidated income statement. Transfers under the equity method were primarily related to the consolidation of Alibaba Health upon which the control was obtained by the Company (Note 4(h)).

    During the year ended March 31, 2017, transfers under the cost method were primarily related to the completion of the reverse takeover of YTO Express (Note 4(r)), the step acquisition of Damai

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

13.   Investment in equity investees (Continued)

    (Note 4(c)) and the completion of an initial public offering of a cost method investee. Transfers under the equity method were primarily related to the step acquisition of Youku Tudou (Note 4(f)).

  During the years ended March 31, 2015, 2016 and 2017, the Company completed several investments accounted for as equity investees. Details of the significant investments are summarized in Note 4.

  The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. Impairment charges in connection with the equity method investments of RMB438 million, nil and RMB245 million were recorded in share of results of equity investees in the consolidated income statements for the years ended March 31, 2015, 2016 and 2017, respectively. Impairment charges in connection with the cost method investments of RMB419 million, RMB902 million and RMB2,125 million were recorded in interest and investment income, net in the consolidated income statements for the years ended March 31, 2015, 2016 and 2017, respectively. The fair value measurements with respect to such impairment losses were individually insignificant and utilized a number of different unobservable inputs not subject to meaningful aggregation.

  As of March 31, 2017, the aggregate carrying amount and market value of the equity method investments that are publicly traded amounted to RMB67,767 million and RMB67,793 million, respectively. In particular, the market value of the Company's investment in Alibaba Pictures has remained below its carrying value of RMB30,102 million based on its quoted market prices since July 2015. As of March 31, 2017, the difference between the market value of this investment and the carrying value amounted to RMB14,487 million. For this investment, the Company further evaluated relevant positive and negative factors, including the development stage and business plan of Alibaba Pictures, comparison of actual financial performance against budget in recent years, business and industry outlook, capability of management team, collaboration with the Company, implied market value with reference to price-to-earnings ratios of comparable companies, valuation conducted by an independent valuer and geographic region, market and industry in which Alibaba Pictures operates. The Company determined that the decline in market value against its carrying amount was not other-than-temporary.

  As of March 31, 2016 and 2017, the cost method investments with an aggregate carrying amount of RMB9,223 million and RMB17,273 million have appreciated in value and the Company estimated the fair value to be approximately RMB25,639 million and RMB46,351 million, respectively. As of the same dates, for certain other cost method investments with carrying amounts of RMB24,041 million and RMB18,131 million, the Company identified no events or changes in circumstances that may have a significant adverse effect on the fair value of the investments and determined that it is not practicable to estimate their fair values, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

13.   Investment in equity investees (Continued)

  For the year ended March 31, 2017, equity method investments held by the Company in aggregate have met the significance criteria as defined under Rule 4-08 (g) of Regulation S-X. As such, the Company is required to present summarized financial information for all of its equity method investments as a group as follows:

	Year ended March 31,
	2015	2016	2017
	(in millions of RMB)
Operating data:
Revenue	12,010	20,808	125,701
Cost of revenue	(9,816)	(17,505)	(109,790)
Loss from operations	(1,238)	(5,429)	(9,071)
Net loss	(1,269)	(1,504)	(6,743)

	As of March 31,
	2016	2017
	(in millions of RMB)
Balance sheet data:
Current assets	42,700	137,900
Non-current assets	33,532	122,844
Current liabilities	15,125	93,354
Non-current liabilities	537	12,375
Noncontrolling interests	809	7,443

14. Property and equipment, net

	As of March 31,
	2016	2017
	(in millions of RMB)
Computer equipment and software	13,289	18,427
Buildings and leasehold improvements	6,155	10,529
Construction in progress	1,883	2,627
Furniture, office and transportation equipment	483	884

	21,810	32,467
Less: accumulated depreciation and amortization	(8,181)	(12,261)

Net book value	13,629	20,206

  Depreciation and amortization expenses recognized for the years ended March 31, 2015, 2016 and 2017 were RMB2,282 million, RMB3,699 million and RMB5,177 million, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

15.   Intangible assets, net

	As of March 31,
	2016	2017
	(in millions of RMB)
Non-compete agreements	4,284	5,915
Developed technology and patents	3,652	4,793
Trade names, trademarks and domain names	2,222	8,100
User base and customer relationships	1,234	4,169
Licensed copyrights of video content	787	6,087
Others	—	32
Less: accumulated amortization and impairment	(6,809)	(14,988)

Net book value	5,370	14,108

  Amortization expenses recognized for the years ended March 31, 2015, 2016 and 2017 amounted to RMB2,173 million, RMB3,278 million and RMB9,008 million, respectively.

  The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Amounts
(in millions of RMB)
For the year ending March 31,
2018	6,129
2019	2,880
2020	906
2021	429
2022	417
Thereafter	3,347

14,108

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

16.   Goodwill

  Changes in the carrying amount of goodwill by segment for the years ended March 31, 2016 and 2017 were as follows:

	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Total
	(in millions of RMB)
Balance as of April 1, 2015	16,297	368	20,498	4,770	41,933
Additions	49,926	—	797	—	50,723
Deconsolidation of a subsidiary (Note 4(j))	—	—	(10,556)	—	(10,556)
Impairment	—	—	(361)	(94)	(455)

Balance as of March 31, 2016	66,223	368	10,378	4,676	81,645
Additions	13,298	—	30,110	—	43,408
Foreign currency translation adjustments	334	—	33	—	367

Balance as of March 31, 2017	79,855	368	40,521	4,676	125,420

  Gross goodwill balances were RMB85,095 million and RMB128,870 million as of March 31, 2016 and 2017, respectively. Accumulated impairment losses were RMB3,450 million and RMB3,450 million as of the same dates, respectively.

  In the annual goodwill impairment assessment, the Company concluded that the carrying amounts of certain reporting units exceeded their respective fair values and recorded impairment losses of RMB175 million, RMB455 million and nil during the years ended March 31, 2015, 2016 and 2017, respectively. The impairment losses were resulted from a revision of long-term financial outlook and the change in business model of those reporting units. The impairment loss was determined by comparing the carrying amounts of goodwill associated with the reporting units with their respective implied fair values of the goodwill. The goodwill impairment is presented as an unallocated item in the segment information (Note 26) because the CODM of the Company does not consider this as part of the segment operating performance measure.

17.   Deferred revenue and customer advances

  Deferred revenue and customer advances primarily represent service fees prepaid by merchants or customers for which the relevant services have not been provided. The respective balances are as follows:

	As of March 31,
	2016	2017
	(in millions of RMB)
Deferred revenue	7,236	9,643
Customer advances	3,479	6,050

	10,715	15,693
Less: current portion	(10,297)	(15,052)

Non-current portion	418	641

  All service fees received in advance are initially recorded as customer advances. These amounts are transferred to deferred revenue upon commencement of the provision of services by the Company and are

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

17.   Deferred revenue and customer advances (Continued)

  recognized in the consolidated income statements in the period in which the services are provided. In general, service fees received in advance are non-refundable after such amounts are transferred to deferred revenue.

18.   Accrued expenses, accounts payable and other liabilities

	As of March 31,
	2016	2017
	(in millions of RMB)
Current:
Accrued cost of revenue and sales and marketing expenses	8,328	20,165
Accrued bonus and staff costs, including sales commission	8,210	8,249
Accruals for purchases of property and equipment	1,248	2,554
Other deposits and advances received in relation to services on e-commerce marketplaces	2,021	3,023
Amounts due to related companies (i)	1,456	2,167
Contingent and deferred consideration in relation to investments and acquisitions	322	2,311
Payable to third party marketing affiliates	1,051	1,566
Other taxes payable (ii)	943	1,549
Accrued donations	549	880
Accrued professional services expenses	603	709
Accrual for interest expense	571	445
Unvested share options exercised	321	146
Liabilities arising from treasury management activities	539	78
Others	1,163	3,137

	27,325	46,979

Non-current:
Contingent and deferred consideration in relation to investments and acquisitions	1,851	630
Others	315	660

	2,166	1,290

  (i)
  Amounts due to related companies primarily represent balances arising from the transactions with Ant Financial Services and its subsidiaries (Note 22). The balances are unsecured, interest free and repayable within the next twelve months.
  (ii)
  Other taxes payable represents business tax, VAT and related surcharges and PRC individual income tax of employees withheld by the Company.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

19.   Bank borrowings

  Bank borrowings are analyzed as follows:

	As of March 31
	2016	2017
	(in millions of RMB)
US$4.0 billion syndicated loan denominated in US$ (i)	—	27,346
Long-term borrowings (ii)	1,871	3,613
Short-term borrowings (iii)	4,304	5,948

	6,175	36,907
Less: current portion	(4,304)	(5,948)

Non-current portion	1,871	30,959

  (i)
  During the year ended March 31, 2017, the Company completed the drawdown of a five-year US$4.0 billion syndicated loan, which was entered into with a group of eight lead arrangers. The loan has a five-year bullet maturity and is priced at 110 basis points over LIBOR. The related floating interest payments are hedged by certain interest rate swap contracts entered into by the Company. The proceeds of the loan were used for general corporate and working capital purposes (including acquisitions).
  (ii)
  As of March 31, 2016 and 2017, the Company had long-term borrowings from banks with weighted average interest rates of approximately 4.9% and 4.6%, respectively. Other loans are collateralized by a pledge of certain land use rights, buildings and leasehold improvements, bank deposits and construction in progress in the PRC with carrying values of RMB3,583 million and RMB6,680 million as of March 31, 2016 and 2017, respectively. Such borrowings are all denominated in RMB.
  (iii)
  As of March 31, 2016 and 2017, the Company had short-term borrowings from banks which were repayable within one year or on demand and charged at interest rates ranging from 4.0% to 7.1% and 1.7% to 4.8% per annum, respectively. Such borrowings are denominated in RMB or US$.

  In April 2017, the Company replaced its US$3.0 billion revolving credit facility, which was not drawn, with a new revolving credit facility provided by certain financial institutions for an amount of US$5.15 billion which has not yet been drawn down. The interest rate on any outstanding utilized amount under this new credit facility is calculated based on LIBOR plus 95 basis points. This facility is reserved for general corporate and working capital purposes (including acquisitions).

  As of March 31, 2017, the borrowings will be due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	5,948
Between 1 to 2 years	1,229
Between 2 to 3 years	1,459
Between 3 to 4 years	254
Between 4 to 5 years	27,350
Beyond 5 years	667

36,907

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

20.   Unsecured senior notes

  In November 2014, the Company issued unsecured senior notes included floating rate and fixed rate notes with varying maturities for an aggregate principal amount of US$8.0 billion. These notes are senior unsecured obligations which are listed on the Hong Kong Stock Exchange, and interest is payable in arrears, quarterly for the floating rate notes and semiannually for the fixed-rate notes.

       The following table provides a summary of the Company's unsecured senior notes as of March 31, 2017:

	Amounts	Effective interest rate
	(in millions of RMB)
US$300 million floating rate notes due 2017	2,066	1.69%
US$1,000 million 1.625% notes due 2017	6,883	1.77%
US$2,250 million 2.500% notes due 2019	15,434	2.67%
US$1,500 million 3.125% notes due 2021	10,268	3.26%
US$2,250 million 3.600% notes due 2024	15,414	3.68%
US$700 million 4.500% notes due 2034	4,760	4.60%

Carrying value	54,825
Unamortized discount and debt issuance costs	298

Total principal amounts of unsecured senior notes	55,123
Less: current portion of principal amounts of unsecured senior notes	(8,957)

Non-current portion of principal amounts of unsecured senior notes	46,166

  The unsecured senior notes were issued at a discount amounting to US$24 million (RMB150 million). The debt issuance costs of US$39 million (RMB238 million) were presented as a direct deduction from the principal amount of the unsecured senior notes on the consolidated balance sheets. The effective interest rates for the unsecured senior notes include the interest charged on the notes as well as amortization of the debt discounts and debt issuance costs.

  The unsecured senior notes contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Company's assets. In addition, the notes rank senior in right of payment to all of the Company's existing and future indebtedness expressly subordinated in right of payment to the notes and rank at least equally in right of payment with all of the Company's existing and future unsecured unsubordinated indebtedness (subject to any priority rights pursuant to applicable law).

  The proceeds from issuance of the unsecured senior notes were used in full to refinance a previous syndicated loan in the same amount. The related unamortized upfront fees of RMB830 million of such syndicated loan were charged to interest expense on the consolidated income statements upon the repayment of the syndicated loan during the year ended March 31, 2015.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

20.   Unsecured senior notes (Continued)

  As of March 31, 2017, the future principal payments for the Company's unsecured senior notes will be due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	8,957
Between 1 to 2 years	—
Between 2 to 3 years	15,503
Between 3 to 4 years	—
Between 4 to 5 years	10,336
Thereafter	20,327

55,123

  As of March 31, 2017, the fair value of the Company's unsecured senior notes, based on Level 2 inputs, was US$8,072 million (RMB55,616 million).

21.   Convertible Preference Shares

  As part of the arrangement for the repurchase of ordinary shares from Yahoo in 2012, the Company issued convertible preference shares to Yahoo with a liquidation preference of US$1.7 billion (RMB10.7 billion) (the "Convertible Preference Shares"), net of issuance cost of RMB157 million.

  The Convertible Preference Shares were redeemable at an amount equal to their liquidation preference plus accrued and unpaid dividends at the Company's option at any time subsequent to the first anniversary of the issue date if certain conditions were met, and were mandatorily redeemable on the fifth anniversary of the issue date unless previously redeemed. The holder of the Convertible Preference Shares was entitled to semi-annual dividends at a pre-determined rate until such shares were redeemed. Such dividend rate shall be 2.0% per annum prior to the second anniversary of the issuance date, 5.0% per annum commencing on the second anniversary of the issuance date until the mandatory redemption date, and 8.0% per annum thereafter until the Convertible Preference Shares were redeemed or converted into ordinary shares. The Convertible Preference Shares were convertible at the holder's option at any time at an initial conversion price of US$18.50 per share subject to certain adjustments, and shall be mandatorily converted concurrently with the closing of a qualified IPO as defined in the Convertible Preference Share purchase agreement. The holder of such shares had no voting rights. The Convertible Preference Shares were classified in the mezzanine section between liabilities and equity on the consolidated balance sheets due to their mandatory redemption provision. Costs incurred in connection with the issuance of the Convertible Preference Shares were recorded as a reduction of the related proceeds received, and the related accretion was charged against additional paid-in capital over the period from the issuance date until the mandatory redemption date of such shares. The Convertible Preference Shares were converted into ordinary shares of the Company upon the closing of the Company's initial public offering in September 2014 (Note 4(a)).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

22.   Related party transactions

  During the years ended March 31, 2015, 2016 and 2017, other than disclosed elsewhere, the Company had the following material related party transactions:

  Transactions with Yahoo

	Year ended March 31,
	2015	2016	2017
	(in millions of RMB)
Amount incurred or disbursed by the Company
Royalty fee (i)	448	—	—
Purchase of patents (ii)	144	—	—
  (i)
  The Company and Yahoo entered into a Technology and Intellectual Property Licensing Agreement in October 2005 whereby Yahoo granted to the Company the use of certain intellectual property and the Company agreed to pay Yahoo a royalty fee equal to 2%, until December 31, 2012 and equal to 1.5% thereafter, of revenues recognized on a consolidated basis under U.S. GAAP, less traffic acquisition costs incurred in connection with third-party distribution partners, business tax, VAT or similar sales tax based on revenue paid to governments. The arrangement was terminated upon the completion the Company's initial public offering in September 2014. Such royalty expense was recognized in product development expenses.
  (ii)
  The Company and Yahoo entered into a patent sale and assignment agreement during the year ended March 31, 2015 pursuant to which the Company acquired ownership of certain patents for an aggregate consideration of US$24 million.

  Transactions with Ant Financial Services, Alipay, Koubei and their affiliates

	Year ended March 31,
	2015	2016	2017
	(in millions of RMB)
Amount earned by the Company
Royalty fee and software technology services fee (i)	1,667	1,122	2,086
SME Annual Fee (ii)	90	708	847
Reimbursement on options and RSUs (iii)	206	113	54
Commission on transactions (iv)	—	246	409
Cloud computing revenue (iv)	—	104	264
Other services (iv)	158	736	621

	2,121	3,029	4,281

Amount incurred by the Company
Payment processing fee (v)	3,853	4,898	5,487
Other services (iv)	306	299	952

	4,159	5,197	6,439

  (i)
  In 2011, the Company entered into an Intellectual Property License and Software Technology Services Agreement with Alipay whereby the Company licenses certain intellectual property and provides certain software technology services to Alipay in exchange for a royalty fee and software technology services fee

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

22.   Related party transactions (Continued)

    in an amount equal to the costs incurred by the Company in providing the software technology services plus 49.9% of the consolidated pre-tax income of Alipay and its subsidiaries (Note 4(b)), effective from December 2011. In 2014, the Intellectual Property License and Software Technology Services Agreement was terminated and the Company entered into the amended Alipay IPLA with Ant Financial Services. Under the amended Alipay IPLA, the Company receives the Profit Share Payments amounting to the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Financial Services, subject to certain adjustments (Note 4(b)), effective from August 2014.

    Royalty fee and software technology services fee under the Intellectual Property License and Software Technology Services Agreement and the Profit Share Payments were recognized in consolidated income statements, net of the costs incurred for the provision of the software technology services reimbursed by Alipay. The amounts reimbursed by Ant Financial Services to the Company were RMB486 million, RMB274 million and RMB245 million for the years ended March 31, 2015, 2016 and 2017, respectively.

  (ii)
  The Company entered into software system use and service agreements with Ant Financial Services in 2014. In calendar years 2015 to 2017, the Company received or will receive the SME Annual Fee equal to 2.5% of the average daily book balance of the micro loans made by Ant Financial Services and its affiliates. In calendar years 2018 to 2021, the Company will receive the SME Annual Fee equal to the amount paid for the calendar year 2017 (Note 4(b)).
  (iii)
  The Company entered into agreements with Ant Financial Services in 2012 and 2013 under which the Company will receive a reimbursement for options and RSUs relating to the ordinary shares granted to the employees of Ant Financial Services and its subsidiaries during the period from December 14, 2011 to March 31, 2014. Pursuant to the agreements, the Company will, upon vesting of such options and RSUs, receive a cash reimbursement equal to their respective grant date fair value. As this arrangement relates to share-based awards previously granted by the Company, the reimbursement is recognized as a reduction of share-based compensation expense. The Company also entered into a similar agreement relating to share-based awards granted to the employees of Koubei and its subsidiaries, and the amounts are not material.
  (iv)
  The Company also has other commercial arrangements, treasury management arrangements and cost sharing arrangements with Ant Financial Services, its subsidiaries and affiliates as well as Koubei on various sales and marketing, cloud computing, treasury management and other administrative services.
  (v)
  The Company and Alipay, among others, entered into a commercial agreement in 2011 whereby the Company receives payment processing services in exchange for a Payment Processing Fee (Note 4(b)), which was recognized in cost of revenue.

  As of March 31, 2016 and 2017, the Company had certain amounts of cash and short-term investments held in accounts managed by Alipay (Note 2(p) and 2(q)). In addition, as of March 31, 2016, the Company had certain assets and liabilities with a net amount of RMB1,517 million that are managed by a subsidiary of Ant Financial Services which primarily comprised of cash and investment securities.

  Transactions with management of the Company

  Certain members of management of the Company have purchased their own aircrafts for both business and personal use. The use of these aircrafts in connection with the performance of their duties as employees is free of charge, and the Company has agreed to reimburse the cost of maintenance, crew and operations of the aircraft relating to the use of these aircrafts for business purposes. Such reimbursement of the maintenance and incidental costs was insignificant for the years ended March 31, 2015, 2016 and 2017.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

22.   Related party transactions (Continued)

  Transactions with Cainiao Network

  The Company entered into an agreement with Cainiao Network during the year ended March 31, 2016 whereby the Company disposed of a wholly-owned subsidiary to Cainiao Network for cash consideration of US$33 million (RMB204 million). The major asset of the disposed subsidiary consist of a land use right in the PRC. The gain on disposal for the year ended March 31, 2016 amounted to RMB3 million.

  The Company has commercial arrangements with Cainiao Network to receive certain logistics services. Expenses incurred in connection with the logistics services provided by Cainiao Network of RMB785 million, RMB2,370 million and RMB4,444 million were recorded in the consolidated income statements for the years ended March 31, 2015, 2016 and 2017, respectively.

  The Company also has cost sharing and other services arrangements with Cainiao Network and its subsidiaries primarily related to various administrative services and cloud computing services. In connection with these services provided by the Company, RMB20 million, RMB86 million and RMB152 million were recorded in the consolidated income statements for the years ended March 31, 2015, 2016 and 2017, respectively.

  Transactions with Weibo

  The Company entered into a strategic collaboration agreement and a marketing cooperation agreement with Weibo during the year ended March 31, 2014, which expired in January 2016. Expenses incurred in connection with the marketing services provided by Weibo pursuant to these agreements and other commercial arrangements of RMB654 million, RMB715 million and RMB340 million were recorded in the cost of revenue and sales and marketing expenses in the consolidated income statements for the years ended March 31, 2015, 2016 and 2017, respectively.

  The Company also has other commercial arrangements with Weibo primarily related to cloud computing services. In connection with such services provided by the Company, RMB2 million, RMB38 million and RMB105 million were recorded in revenue in the consolidated income statements for the years ended March 31, 2015, 2016 and 2017, respectively.

  Repurchase of ordinary shares from Softbank

  In June 2016, the Company entered into a share purchase agreement with SoftBank, pursuant to which the Company repurchased 27,027,027 ordinary shares from SoftBank at US$74.00 per share for an aggregate consideration of approximately US$2.0 billion. Such ordinary shares were cancelled upon the completion of the transaction.

  Other transactions

  The Company's ecosystem offers different platforms on which different enterprises operate and the Company believes that all transactions on the Company's platforms are conducted on terms obtained in arms-length transactions with similar unrelated parties.

  Other than the transactions disclosed above or elsewhere in the consolidated financial statements, the Company has commercial arrangements with SoftBank, Yahoo, its equity investees and other related parties to provide and receive certain marketing, logistics, traffic acquisition, cloud computing and other services and products. The amounts relating to these services provided and received represent less than 1% of the Company's revenue and total expenses, respectively, for the years ended March 31, 2015, 2016 and 2017.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

22.   Related party transactions (Continued)

  In addition, the Company has made certain acquisitions and equity investments together with related parties from time to time during the years ended March 31, 2015, 2016 and 2017. The agreements for acquisitions and equity investments were entered into by the parties involved and conducted on fair value basis. The significant acquisitions and equity investments together with related parties are included in Note 4.

23.   Restricted net assets

  PRC laws and regulations permit payments of dividends by the Company's subsidiaries and consolidated VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company's subsidiaries and consolidated VIEs incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless such reserve have reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary and consolidated VIE. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company's subsidiaries and consolidated VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. Such restriction amounted to RMB45,472 million as of March 31, 2017. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, funding of future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company's subsidiaries and consolidated VIEs to satisfy any obligations of the Company.

24.   Commitments

(a)   Capital commitments

       Capital expenditures contracted for are analyzed as follows:

	As of March 31,
	2016	2017
	(in millions of RMB)
Contracted but not provided for:
Purchase of property and equipment	803	1,771
Construction of corporate campuses	1,688	2,838

	2,491	4,609

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

24.   Commitments (Continued)

(b)   Operating lease commitments for office facility and transportation equipment

  The Company has leased office premises and transportation equipment under non-cancellable operating lease agreements. These leases have varying terms and renewal rights. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	As of March 31,
	2016	2017
	(in millions of RMB)
No later than 1 year	394	862
Later than 1 year and no later than 5 years	441	1,593
More than 5 years	65	834

Total	900	3,289

  For the years ended March 31, 2015, 2016 and 2017, the Company incurred rental expenses under operating leases of RMB322 million, RMB451 million and RMB747 million, respectively.

(c)   Commitments for co-location, bandwidth fees and marketing expenses

	As of March 31,
	2016	2017
	(in millions of RMB)
No later than 1 year	2,680	3,777
Later than 1 year and no later than 5 years	4,919	6,680
More than 5 years	823	3,678

Total	8,422	14,135

(d)   Investment commitments

  The Company was obligated to pay up to RMB65,597 million and RMB17,495 million for business combinations and the acquisition of investment securities and equity investees under various arrangements as of March 31, 2016 and 2017, respectively. The commitment balance as of March 31, 2016 primarily included the considerations for the acquisition of Youku Tudou (Note 4(f)) and the investment in Suning (Note 4(w)), both of which were completed and settled during the year ended March 31, 2017. The commitment balance as of March 31, 2017 primarily includes the consideration for the privatization of Intime (Note 4(v)) and the investments in Sanjiang (Note 4(q)) and Ele.me (Note 4(t)).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

24.   Commitments (Continued)

(e)   Commitments for licensed copyrights of video content

  The Company has entered into non-cancellable licensing agreements with third-party vendors to acquire certain licensed copyrights of video content. The future aggregate minimum payments under non-cancellable licensing agreements are as follows:

	As of March 31,
	2016	2017
	(in millions of RMB)
No later than 1 year	885	4,518
Later than 1 year and no later than 5 years	2,885	3,913

Total	3,770	8,431

(f)   Sponsorship commitment

  In January 2017, the Company entered into a framework agreement with the International Olympic Committee (the "IOC") and the United States Olympic Committee for a long-term partnership arrangement through 2028. Joining in The Olympic Partner worldwide sponsorship program, the Company has become the official "E-Commerce Services" Partner and "Cloud Services" Partner of the IOC. In addition, the Company has been granted certain marketing rights, benefits and opportunities relating to future Olympic Games and related initiatives, events and activities. The Company will provide at least US$815 million worth of cash, cloud infrastructure services and cloud computing services, as well as marketing and media support in connection with various Olympic initiatives, events and activities, including the Olympic Games and the Winter Olympic Games through 2028. As of March 31, 2017, the aggregate amount of cash to be paid and value of services to be provided in the future approximates US$800 million.

25.   Risks and contingencies

  (a)
  The Company is incorporated in the Cayman Islands and considered as a foreign entity under PRC laws. Due to the restrictions on foreign investment and ownership on the business related to Internet content provision, telecom value-added services, financial services and others, the Company conducts its business through various contractual arrangements with consolidated VIEs that are generally owned and controlled by certain management members or founders of the Company. The consolidated VIEs hold the licenses and approvals that are essential for their business operations in the PRC and the Company has entered into various agreements with the consolidated VIEs and their equity holders such that the Company has the right to benefit from their licenses and approvals and generally has control of the consolidated VIEs. In the Company's opinion, the current ownership structure and the contractual arrangements with the consolidated VIEs and their equity holders as well as the operations of the consolidated VIEs are in substantial compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws, rules and regulations. Accordingly, the Company gives no assurance that PRC government authorities will not take a view in the future that is contrary to the opinion of the Company. If the current ownership structure of the Company and its contractual arrangements with the consolidated VIEs and their equity holders were found to be in violation of any existing or future PRC laws or regulations, the Company's ability to conduct its business could be impacted and the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changes in the PRC laws which may result in deconsolidation of the consolidated VIEs.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

25.   Risks and contingencies (Continued)

(f)   Sponsorship commitment (Continued)

  (b)
  The PRC market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to operate or invest in online and mobile commerce or other Internet related businesses, representing the principal services provided by the Company, in the PRC. The information and technology industries are highly regulated. Restrictions are currently in place or are unclear regarding what specific segments of these industries foreign owned enterprises, like the Company, may operate. If new or more extensive restrictions were imposed on the segments in which the Company is permitted to operate, the Company could be required to sell or cease to operate or invest in some or all of its current businesses in the PRC.

  (c)
  The Company's sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Company's assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Company in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance. If such foreign exchange control system prevents the Company from obtaining sufficient foreign currencies to satisfy its currency demands, the Company may not be able to pay dividends in foreign currencies and the Company's ability to fund its business activities that are conducted in foreign currencies could be adversely affected.

  (d)
  Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, restricted cash and investment securities. As of March 31, 2015, 2016 and 2017, substantially all of the Company's cash and cash equivalents, short-term investments, restricted cash and investment securities were held by major financial institutions located worldwide, including Hong Kong and the PRC. If the banking system or the financial markets deteriorate or become volatile, the financial institutions and other issuers of financial instruments held by the Company could become insolvent and the markets for these instruments could become illiquid, in which case the Company could lose some or all of the value of its investments.

  (e)
  During the years ended March 31, 2015, 2016 and 2017, the Company offered a trade assurance program on the international wholesale marketplaces at no charge to the wholesale buyers and sellers. If the wholesale sellers who participate in this program do not deliver the products in their stated specifications to the wholesale buyers on schedule, the Company may compensate the wholesale buyers for their losses on behalf of the wholesale sellers up to a pre-determined amount following a review of each particular case. In turn, the Company will seek a full reimbursement from the wholesale sellers for the prepaid reimbursement amount, yet the Company is exposed to a risk over the collectability of such reimbursement from the wholesale sellers. During the years ended March 31, 2015, 2016 and 2017, the Company did not incur any material losses with respect to the compensation provided under this program. Given that the maximum compensation for each wholesale seller is pre-determined based on their individual risk assessments by the Company considering their credit profile or other relevant information, the Company determined that the likelihood of material default on such payments are not probable and therefore no provisions have been made in relation to this program.

  (f)
  In the ordinary course of business, the Company makes strategic investments in privately held companies and listed securities to increase the service offerings and expand capabilities. The Company continually reviews its investments to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors which the Company considers in its determination include the

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

25.   Risks and contingencies (Continued)

(f)   Sponsorship commitment (Continued)

    length of time that the fair value of the investment is below the Company's carrying value; post-balance sheet date fair value of the investment; the financial condition, operating performance, strategic collaboration with and the prospects of the investee; the economic or technological environment in which the investee operates; and other entity specific information such as recent financing rounds completed by the investee companies. Fair value of the listed securities is subject to volatility and may be materially affected by market fluctuations. If the decline in fair value is significant and other-than-temporary, the carrying value of the investment is written down to its fair value and this may negatively impact the results of operations of the Company.

  (g)
  In the ordinary course of business, the Company is from time to time involved in legal proceedings and litigations relating to disputes relating to trademarks and other intellectual property, among others. There are no legal proceedings and litigations that have in the recent past had, or to the Company's knowledge, are reasonably possible to have, a material impact on the Company's financial positions, results of operations or cash flows. The Company did not accrue any material loss contingencies in this respect as of March 31, 2015, 2016 and 2017 as the Company did not consider an unfavorable outcome in any material respects in these legal proceedings and litigations to be probable.

26.   Segment information

  The Company presents segment information after elimination of inter-company transactions. In general, revenue, cost of revenue and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to a specific segment, such as those that support infrastructure across different segments, to different segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant costs and expenses. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

26.   Segment information (Continued)

(f)   Sponsorship commitment (Continued)

  The following tables present the summary of each segment's revenue, income from operations and adjusted earnings before interest, taxes and amortization ("Adjusted EBITA") which is considered as a segment operating performance measure, for the years ended March 31, 2015, 2016 and 2017:

	Year ended March 31, 2015
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Total segments	Unallocated (i)	Consolidated
	(in millions of RMB, except percentages)
Revenue	69,536	1,271	2,191	3,206	76,204	—	76,204
Income (Loss) from operations	40,194	(1,923)	(2,993)	(5,549)	29,729	(6,594)	23,135
Add: share-based compensation expense	4,391	813	425	3,460	9,089	3,939	13,028
Add: amortization of intangible assets	279	20	1,107	472	1,878	211	2,089
Add: impairment of goodwill	—	—	—	—	—	175	175

Adjusted EBITA (ii)	44,864	(1,090)	(1,461)	(1,617)	40,696	(2,269)

Adjusted EBITA margin	65%	(86)%	(67)%	(50)%

	Year ended March 31, 2016
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Total segments	Unallocated (i)	Consolidated
	(in millions of RMB, except percentages)
Revenue	92,335	3,019	3,972	1,817	101,143	—	101,143
Income (Loss) from operations	51,153	(2,605)	(4,112)	(7,216)	37,220	(8,118)	29,102
Add: share-based compensation expense	6,224	1,349	981	3,092	11,646	4,436	16,082
Add: amortization of intangible assets	659	4	1,321	657	2,641	290	2,931
Add: impairment of goodwill	—	—	—	—	—	455	455

Adjusted EBITA (ii)	58,036	(1,252)	(1,810)	(3,467)	51,507	(2,937)

Adjusted EBITA margin	63%	(41)%	(46)%	(191)%

	Year ended March 31, 2017
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Total segments	Unallocated (i)	Consolidated
	(in millions of RMB, except percentages)
Revenue	133,880	6,663	14,733	2,997	158,273	—	158,273
Income (Loss) from operations	74,180	(1,681)	(9,882)	(6,798)	55,819	(7,764)	48,055
Add: share-based compensation expense	5,994	1,201	1,454	3,017	11,666	4,329	15,995
Add: amortization of intangible assets	2,258	4	1,886	656	4,804	318	5,122

Adjusted EBITA (ii)	82,432	(476)	(6,542)	(3,125)	72,289	(3,117)

Adjusted EBITA margin	62%	(7)%	(44)%	(104)%

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

26.   Segment information (Continued)

(f)   Sponsorship commitment (Continued)

  The following table presents the reconciliation from the Adjusted EBITA to the consolidated net income for the years ended March 31, 2015, 2016 and 2017:

	Year ended March 31,
	2015	2016	2017
	(in millions of RMB)
Total Segments Adjusted EBITA	40,696	51,507	72,289
Unallocated (i)	(2,269)	(2,937)	(3,117)
Share-based compensation expense	(13,028)	(16,082)	(15,995)
Amortization of intangible assets	(2,089)	(2,931)	(5,122)
Impairment of goodwill	(175)	(455)	—

Consolidated income from operations	23,135	29,102	48,055
Interest and investment income, net	9,455	52,254	8,559
Interest expenses	(2,750)	(1,946)	(2,671)
Other income, net	2,486	2,058	6,086
Income tax expenses	(6,416)	(8,449)	(13,776)
Share of results of equity investees	(1,590)	(1,730)	(5,027)

Consolidated net income	24,320	71,289	41,226

  The following table presents the total depreciation and amortization expenses of property and equipment and land use rights by segment for the years ended March 31, 2015, 2016 and 2017:

	Year ended March 31,
	2015	2016	2017
	(in millions of RMB)
Core commerce	1,177	1,696	2,124
Cloud computing	596	1,116	1,438
Digital media and entertainment	132	316	752
Innovation initiatives and others	166	333	407
Unallocated (i)	255	309	563

Total depreciation and amortization expenses of property and equipment and land use rights	2,326	3,770	5,284

  (i)
  Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.
  (ii)
  Adjusted EBITA represents net income before (i) interest and investment income, net, other income, net, interest expense, income tax expenses and share of results of equity investees, and (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization of intangible assets and impairment of goodwill, which are not reflective of the Company's core operating performance.

  Details of the Company's revenue by segment are set out in Note 5. As substantially all of the Company's long-lived assets are located in the PRC and substantially all of the Company's revenue is derived from within the PRC, no geographical information is presented.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

(f)   Sponsorship commitment (Continued)

27.   Subsequent event

  In May 2017, the board of directors of the Company authorized the implementation of a new share repurchase program for an aggregate amount of up to US$6.0 billion over a period of two years. The new program replaced, and cancelled the remaining amount under, the existing share repurchase program which was implemented since August 2015.